FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3

(Registration Number: 333-185153) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item
1	Bylaws (Estatutos) of Banco Santander, S.A.

2	Bylaws (Estatutos) of Banco Santander, S.A., (English translation of By-laws set forth in Item 1 hereto)

ESTATUTOS DE BANCO SANTANDER, S.A.

CAPITULO I. LA SOCIEDAD Y SU CAPITAL

Sección 1ª. Identificación de la Sociedad

Artículo 1.	Denominación social

La Sociedad se denomina BANCO SANTANDER, S.A. (en adelante, el “Banco” o la “Sociedad”).

El Banco fue fundado en la ciudad de su nombre mediante escritura pública otorgada el tres de marzo de 1856 ante el escribano don José Dou Martínez, ratificada y parcialmente modificada por otra de fecha veintiuno de marzo del siguiente año 1857 ante el escribano de la misma capital don José María Olarán.

Al promulgarse en fecha diecinueve de marzo de 1874 el Decreto-Ley en cuya virtud se estableció en España la circulación fiduciaria única, caducando entonces en su consecuencia el privilegio de emitir papel moneda que tuvo y que ejercitó desde la fecha en que había iniciado sus operaciones, el Banco se transformó en sociedad anónima de crédito con arreglo a lo dispuesto en la Ley de 19 de octubre de 1869, la cual se hizo cargo del activo y pasivo del que hasta entonces había sido Banco de emisión, todo lo cual quedó solemnizado mediante escritura pública otorgada el 14 de enero de 1875 ante el notario de Santander don Ignacio Pérez, la cual quedó inscrita en el libro de Registro de Comercio de la Sección de Fomento del Gobierno de la Provincia de Santander.

Artículo 2.	Objeto social

1.	Constituye el objeto social de la Sociedad:

a)	La realización de toda clase de actividades, operaciones y servicios propios del negocio de banca en general y que le estén permitidas por la legislación vigente.

b)	La adquisición, tenencia, disfrute y enajenación de toda clase de valores mobiliarios.

2.	Las actividades que integran el objeto social podrán ser desarrolladas total o parcialmente de modo indirecto, en cualquiera de las formas admitidas en Derecho y, en particular, a través de la titularidad de acciones o de participación en sociedades cuyo objeto sea idéntico o análogo, accesorio o complementario de tales actividades.

Artículo 3. Domicilio social y delegaciones

1.	El Banco tiene su domicilio social en la ciudad de Santander, Paseo de Pereda, números 9 al 12.

2.	El consejo de administración podrá acordar el cambio de domicilio social dentro del mismo término municipal.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

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Artículo 4.	Inicio de actividades y duración

1.	La Sociedad inició sus operaciones el día veinte de agosto de 1857.

2.	La Sociedad ha sido constituida por tiempo indefinido.

Sección 2ª. El capital social y las acciones

Artículo 5.	Capital social

1.	El capital social es de 5.404.800.290,50 euros.

2.	El capital social se halla representado por 10.809.600.581 acciones, de cincuenta céntimos de euro de valor nominal cada una, todas ellas pertenecientes a la misma clase y serie.

3.	Todas las acciones se encuentran totalmente desembolsadas.

Artículo 6.	Representación de las acciones

1.	Las acciones estarán representadas por medio de anotaciones en cuenta y se regirán por la Ley del Mercado de Valores y demás disposiciones que le sean aplicables.

2.	La llevanza del registro contable de anotaciones en cuenta de la Sociedad corresponderá a la entidad o entidades a las que, de acuerdo con la ley, corresponda dicha función.

La entidad encargada de la llevanza del registro contable de anotaciones en cuenta comunicará al Banco las operaciones relativas a las acciones y el Banco llevará su propio registro con la identidad de los accionistas.

3.	La persona que aparezca legitimada en los asientos de los registros de la entidad encargada de la llevanza del registro contable de anotaciones en cuenta se presumirá titular legítimo y, en consecuencia, podrá exigir del Banco que realice a su favor las prestaciones a que dé derecho la acción.

4.	Para el supuesto de que la condición formal de accionista corresponda a personas o entidades que ejerzan dicha condición en concepto de fiducia, fideicomiso o cualquier otro título análogo, el Banco podrá requerir de las mismas que le faciliten los datos correspondientes de los titulares reales de las acciones, así como de los actos de transmisión y gravamen de éstas.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

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Artículo 7. Derechos del accionista

1.	La acción confiere a su titular legítimo la condición de socio y le atribuye los derechos previstos en la ley y en estos estatutos y, en particular, los siguientes:

a)	El de participar en el reparto de las ganancias sociales y en el patrimonio resultante de la liquidación.

b)	El de suscripción preferente en la emisión de nuevas acciones o de obligaciones convertibles en acciones.

c)	El de asistir y votar en las juntas generales y el de impugnar los acuerdos sociales.

d)	El de información.

2.	El accionista ejercitará sus derechos frente a la Sociedad con lealtad y de conformidad con las exigencias de la buena fe.

3.	La Sociedad, en la forma que regulen las disposiciones legales y administrativas, no reconocerá el ejercicio de los derechos políticos derivados de su participación a aquéllos que, infringiendo normas jurídicas imperativas, del tipo y grado que sean, adquieran acciones de ella. De igual modo, la Sociedad hará pública, en la forma que se determine por normas de tal índole, la participación de los socios en su capital, cuando se den las circunstancias exigibles para ello.

Artículo 8. Desembolsos pendientes

1.	Cuando existan acciones parcialmente desembolsadas, el accionista deberá proceder al desembolso en el momento que determine el consejo de administración en el plazo máximo de cinco años contados desde la fecha del acuerdo de aumento de capital. En cuanto a la forma y demás pormenores del desembolso, se estará a lo dispuesto en el acuerdo de aumento de capital.

2.	Sin perjuicio de los efectos de la mora legalmente previstos, todo retraso en el pago de los desembolsos pendientes devengará a favor del Banco el interés legal de demora a contar desde el día del vencimiento y sin necesidad de interpelación judicial o extrajudicial, pudiendo aquél, además, ejercitar las acciones que las leyes autoricen para este supuesto.

Artículo 9. Acciones sin voto

1.	La Sociedad podrá emitir acciones sin voto por un importe nominal no superior a la mitad del capital social desembolsado.

2.	Las acciones sin voto atribuirán a sus titulares los derechos que establezca el acuerdo de emisión, de conformidad con la ley y mediante la oportuna modificación estatutaria.

Artículo 10. Acciones rescatables

1.	En los términos legalmente establecidos, la Sociedad podrá emitir acciones rescatables por un importe nominal no superior a la cuarta parte del capital social.

2.	Las acciones rescatables atribuirán a sus titulares los derechos que establezca el acuerdo de emisión, de conformidad con la ley y mediante la oportuna modificación estatutaria.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

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Artículo 11. Titularidad múltiple

1.	Cada acción es indivisible.

2.	Las acciones en copropiedad se inscribirán en el correspondiente registro contable a nombre de todos los cotitulares. No obstante, los copropietarios de una acción habrán de designar una sola persona para el ejercicio de los derechos de socio y responderán solidariamente frente a la Sociedad de cuantas obligaciones se deriven de la condición de accionistas.

La misma regla se aplicará a los demás supuestos de cotitularidad de derechos sobre las acciones.

3.	En el caso de usufructo de las acciones, la cualidad de socio reside en el nudo propietario, pero el usufructuario tendrá derecho en todo caso a los dividendos acordados por la Sociedad durante el usufructo. El ejercicio de los demás derechos de socio corresponde al nudo propietario.

El usufructuario queda obligado a facilitar al nudo propietario el ejercicio de estos derechos.

4.	En el caso de prenda de acciones corresponderá al propietario de éstas el ejercicio de los derechos de accionista. El acreedor pignoraticio queda obligado a facilitar el ejercicio de estos derechos.

Si el propietario incumpliese la obligación de desembolsar las aportaciones pendientes, el acreedor pignoraticio podrá cumplir por sí esta obligación o proceder a la realización de la prenda.

5.	En el caso de otros derechos reales limitados sobre las acciones, el ejercicio de los derechos políticos corresponde al titular del dominio directo.

Artículo 12. Transmisión de las acciones

1.	Las acciones y los derechos económicos que derivan de ellas, incluido el de suscripción preferente, son transmisibles por todos los medios admitidos en Derecho.

2.	Las transmisiones de acciones nuevas no podrán hacerse efectivas antes de que se haya practicado la inscripción del aumento de capital en el Registro Mercantil.

3.	La transmisión de las acciones tendrá lugar por transferencia contable.

4.	La inscripción de la transmisión a favor del adquirente producirá los mismos efectos que la tradición de los títulos.

5.	La constitución de derechos reales limitados u otra clase de gravámenes sobre las acciones deberá inscribirse en la cuenta correspondiente del registro contable.

6.	La inscripción de la prenda equivale al desplazamiento posesorio del título.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

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Sección 3ª. Aumento y reducción del capital

Artículo 13. Aumento de capital

El aumento de capital puede realizarse por emisión de nuevas acciones o por elevación del valor nominal de las antiguas y, en ambos casos, el contravalor puede consistir en aportaciones no dinerarias o dinerarias, incluida la compensación de créditos, o en la transformación de beneficios o reservas disponibles. El aumento de capital podrá efectuarse en parte con cargo a nuevas aportaciones y en parte con cargo a beneficios o reservas disponibles.

Artículo 14. Capital autorizado

1.	La junta general podrá delegar en el consejo de administración la facultad de acordar, en una o varias veces, el aumento del capital social hasta una cifra determinada, en la oportunidad y cuantía que decida y dentro de las limitaciones que establece la ley. La delegación podrá incluir la facultad de excluir el derecho de suscripción preferente.

2.	La junta general podrá asimismo delegar en el consejo de administración la facultad de determinar la fecha en que el acuerdo ya adoptado de aumentar el capital deba llevarse a efecto y de fijar sus condiciones en todo lo no previsto por la junta.

Artículo 15. Supresión del derecho de suscripción preferente

1.	La junta general o, en su caso, el consejo de administración que acuerde el aumento de capital podrán acordar la supresión, total o parcial, del derecho de suscripción preferente de los accionistas por razones de interés social.

2.	No habrá lugar al derecho de suscripción preferente para los antiguos accionistas cuando el aumento de capital se deba a la conversión de obligaciones en acciones, a la absorción de otra Sociedad o de todo o parte del patrimonio escindido de otra Sociedad, o cuando la Sociedad hubiere formulado una oferta pública de adquisición de valores cuya contraprestación consista, en todo o en parte, en valores a emitir por la Sociedad o, en general, el aumento se realice con cargo a aportaciones no dinerarias.

Artículo 16. Reducción de capital

1.	La reducción de capital podrá realizarse mediante la disminución del valor nominal de las acciones o mediante su amortización o agrupación para canjearlas. La reducción de capital podrá tener por finalidad la devolución del valor de las aportaciones, la condonación de la obligación de realizar los desembolsos pendientes, la constitución o incremento de las reservas o el restablecimiento del equilibrio entre el capital y el patrimonio neto.

2.	En el caso de reducción de capital por devolución de aportaciones, el pago a los accionistas podrá efectuarse, total o parcialmente, en especie, siempre y cuando se cumplan simultáneamente las tres condiciones previstas en el artículo 64.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

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Sección 4ª. Emisión de obligaciones y otros valores

Artículo 17. Emisión de obligaciones

La Sociedad puede emitir obligaciones en los términos y con los límites legalmente previstos.

Artículo 18. Obligaciones convertibles y canjeables

1.	Las obligaciones convertibles y/o canjeables podrán emitirse con relación de cambio fija (determinada o determinable) o variable.

2.	El derecho de suscripción preferente de los accionistas en relación con la emisión de obligaciones convertibles podrá ser suprimido en los términos legalmente previstos.

3.	La junta general podrá delegar en el consejo de administración la facultad de emitir obligaciones simples o convertibles y/o canjeables incluyendo en su caso la facultad de excluir el derecho de suscripción preferente. El consejo de administración podrá hacer uso de dicha delegación en una o varias veces y durante un plazo máximo de cinco años. Asimismo, la junta general podrá autorizar al consejo de administración para determinar el momento en que deba llevarse a efecto la emisión acordada y fijar las demás condiciones no previstas en el acuerdo de la junta.

Artículo 19. Emisión de otros valores

1.	La Sociedad podrá emitir pagarés, warrants, participaciones preferentes u otros valores negociables distintos de los previstos en los artículos anteriores.

2.	La junta general podrá delegar en el consejo de administración la facultad de emitir dichos valores. El consejo de administración podrá hacer uso de dicha delegación en una o varias veces y durante un plazo máximo de cinco años.

3.	La junta general podrá asimismo autorizar al consejo de administración para determinar el momento en que deba llevarse a efecto la emisión acordada, así como para fijar las demás condiciones no previstas en el acuerdo de la junta general, en los términos legalmente previstos.

CAPITULO II. EL GOBIERNO DE LA SOCIEDAD

Sección 1ª. Órganos de la Sociedad

Artículo 20. Distribución de competencias

1.	Los órganos de gobierno de la Sociedad son la junta general de accionistas y el consejo de administración.

2.	La junta general tiene competencia para decidir sobre todas las materias que le hayan sido atribuidas legal o estatutariamente. En particular y a título meramente ejemplificativo, le compete:

(i)	Nombrar y separar a los consejeros, así como ratificar o revocar los nombramientos provisionales de tales consejeros efectuados por el propio consejo, y examinar y aprobar su gestión;

(ii)	Nombrar y separar a los auditores de cuentas y a los liquidadores;

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

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(iii)	Ejercer la acción de responsabilidad contra los consejeros, liquidadores y auditores de cuentas;

(iv)	Aprobar, en su caso, las cuentas anuales y la gestión social y resolver sobre la aplicación del resultado, así como aprobar, también en su caso, las cuentas anuales consolidadas;

(v)	Acordar la emisión de obligaciones u otros títulos de renta fija, el aumento o reducción de capital, la transformación, fusión o escisión, la cesión global de activo y pasivo, el traslado de domicilio al extranjero y la disolución de la Sociedad y, en general, cualquier modificación de los estatutos sociales;

(vi)	Autorizar al consejo de administración para aumentar el capital social, conforme a lo previsto en la Ley de Sociedades de Capital y en estos estatutos;

(vii)	Autorizar la adquisición de acciones propias;

(viii)	Decidir sobre la supresión o limitación del derecho de suscripción preferente, sin perjuicio de la posibilidad de delegación en los administradores en los términos legalmente previstos;

(ix)	Decidir sobre los asuntos que le sean sometidos por acuerdo del consejo de administración;

(x)	Decidir acerca de la aplicación de sistemas de retribución consistentes en la entrega de acciones o de derechos sobre ellas, así como de cualquier otro sistema de retribución que esté referenciado al valor de las acciones, con independencia de quién resulte ser beneficiario de tales sistemas de retribución;

(xi)	Acordar la filialización o aportación a sociedades dependientes de los activos operativos de la Sociedad convirtiendo a ésta en una pura holding;

(xii)	Aprobar, en su caso, la adquisición o la enajenación de activos cuando, por su calidad y volumen, impliquen una modificación efectiva del objeto social; y

(xiii)	Acordar las operaciones cuyo efecto sea equivalente a la liquidación de la Sociedad.

3.	Las competencias que no se hallen legal o estatutariamente atribuidas a la junta general corresponden al consejo de administración.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

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Sección 2ª. La junta general de accionistas

Artículo 21. Regulación de la junta general

1.	La junta general es el órgano soberano de la Sociedad y sus acuerdos obligan a la totalidad de los accionistas, incluso a los ausentes, los disidentes, los que se abstengan de votar y los que no dispongan de derecho de voto, todo ello sin perjuicio de los derechos y acciones que la ley les reconoce.

2.	La junta general se rige por lo dispuesto en los estatutos y en la ley. La regulación legal y estatutaria de la junta deberá desarrollarse y completarse mediante el reglamento de la junta general que detallará el régimen de convocatoria, preparación, información, concurrencia, desarrollo y ejercicio en la junta de los derechos políticos por los accionistas. El reglamento se aprobará por la junta a propuesta del consejo de administración.

Artículo 22. Clases de juntas generales

1.	Las juntas generales podrán ser ordinarias o extraordinarias.

2.	La junta general ordinaria se reunirá necesariamente dentro del primer semestre de cada ejercicio social para censurar la gestión social, aprobar, en su caso, las cuentas del ejercicio anterior y resolver sobre la aplicación del resultado, así como para aprobar, en su caso, las cuentas consolidadas, sin perjuicio de su competencia para tratar y decidir sobre cualquier otro asunto que figure en el orden del día. La junta general ordinaria será no obstante válida aunque haya sido convocada o se celebre fuera de plazo.

3.	Toda junta que no sea la prevista en el apartado anterior tendrá la consideración de junta general extraordinaria.

4.	Todas las juntas, sean ordinarias o extraordinarias, están sujetas a las mismas reglas de procedimiento y competencia. Quedan a salvo las particularidades legal o estatutariamente previstas para las juntas extraordinarias.

Artículo 23. Facultad y obligación de convocar

1.	El consejo de administración convocará la junta general:

(a)	Cuando proceda de conformidad con lo previsto en el artículo anterior para la junta general ordinaria.

(b)	Cuando lo solicite un número de accionistas titular de, al menos, un cinco por ciento del capital social, expresando en la solicitud los asuntos a tratar en la junta; en este caso, la junta general deberá ser convocada por el consejo de administración para su celebración dentro de los dos meses siguientes a la fecha en que hubiere sido requerido notarialmente al efecto.

(c)	Siempre que lo estime conveniente para los intereses sociales.

2.	El consejo de administración confeccionará el orden del día, incluyendo necesariamente los asuntos que hubiesen sido objeto de solicitud.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

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3.	Si la junta general ordinaria no fuere convocada dentro del plazo legal, podrá serlo, a petición de los socios y con la audiencia de los administradores, por el juez del domicilio social, quien además designará la persona que habrá de presidirla.

Artículo 24. Convocatoria de la junta general

1.	La convocatoria de toda clase de juntas se hará mediante anuncio publicado en el Boletín Oficial del Registro Mercantil o en uno de los diarios de mayor circulación en España, en la página web de la Comisión Nacional del Mercado de Valores y en la página web de la Sociedad (www.santander.com), por lo menos un mes antes de la fecha fijada para su celebración, salvo en los casos en los que la ley establezca un plazo distinto.

2.	Los accionistas que representen, al menos, el cinco por ciento del capital social podrán solicitar que se publique un complemento de la convocatoria de la junta incluyendo uno o más puntos en el orden del día, siempre y cuando estos nuevos puntos vayan acompañados de una justificación o, en su caso, de una propuesta de acuerdo justificada. A estos efectos, el accionista deberá indicar el número de acciones de las que es titular o que representa. El ejercicio de este derecho deberá hacerse mediante notificación fehaciente que habrá de recibirse en el domicilio social dentro de los cinco días siguientes a la publicación de la convocatoria. El complemento de la convocatoria deberá publicarse con quince días de antelación como mínimo a la fecha establecida para la reunión de la junta. En ningún caso podrá ejercitarse este derecho respecto a la convocatoria de juntas generales extraordinarias.

3.	La junta general extraordinaria podrá ser convocada con una antelación mínima de quince días a la fecha de su celebración previo acuerdo expreso adoptado en junta general ordinaria por, al menos, dos tercios del capital social suscrito con derecho a voto. La vigencia de este acuerdo no podrá superar la fecha de celebración de la siguiente junta general ordinaria.

Artículo 25. Constitución de la junta general

1.	La junta general quedará válidamente constituida en primera convocatoria cuando los accionistas presentes o representados posean, al menos, el veinticinco por ciento del capital social suscrito con derecho de voto. En segunda convocatoria, será válida la constitución de la junta cualquiera que sea el capital concurrente a la misma.

No obstante, si la junta está llamada a deliberar sobre modificaciones estatutarias, incluidos el aumento y la reducción del capital, sobre la transformación, fusión, escisión, cesión global de activo y pasivo y traslado de domicilio al extranjero, sobre la emisión de obligaciones o sobre la supresión o la limitación del derecho de suscripción preferente, será necesaria, en primera convocatoria, la concurrencia de accionistas que representen, al menos, el cincuenta por ciento del capital social suscrito con derecho de voto. De no concurrir quórum suficiente, la junta general se celebrará en segunda convocatoria.

Cuando concurran accionistas que representen menos del cincuenta por ciento del capital suscrito con derecho a voto, los acuerdos a que se refiere el párrafo anterior sólo podrán adoptarse válidamente con el voto favorable de los dos tercios del capital, presente o representado, en la junta.

2.	Los accionistas que emitan sus votos a distancia deberán ser tenidos en cuenta a efectos de la constitución de la junta como presentes.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

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3.	Si para adoptar válidamente un acuerdo respecto de alguno, o varios, de los puntos de orden del día de la junta general, fuera necesario, de conformidad con la normativa aplicable o estos estatutos, la asistencia de un determinado quórum y dicho quórum no se consiguiera, quedará el orden del día reducido al resto de los puntos del mismo que no requieren el indicado quórum para adoptar válidamente acuerdos.

Artículo 26. Derecho de asistencia

1.	Tendrán derecho de asistencia a las juntas generales los titulares de cualquier número de acciones inscritas a su nombre en el correspondiente registro contable con cinco días de antelación a aquél en que haya de celebrarse la junta y que se hallen al corriente en el pago de los desembolsos pendientes.

Para concurrir a la junta general será indispensable utilizar la correspondiente tarjeta nominativa de asistencia, que se expedirá con referencia a la lista de accionistas que tengan aquel derecho.

2.	Los consejeros deberán asistir a las juntas generales, sin perjuicio de que, para la válida constitución de la junta, no será precisa su asistencia.

3.	El presidente de la junta general podrá facilitar el acceso a la junta a la prensa económica y a los analistas financieros y, en general, podrá autorizar la asistencia de cualquier persona que juzgue conveniente. La junta, no obstante, podrá revocar dicha autorización.

4.	Los accionistas con derecho de asistencia podrán emitir su voto sobre las propuestas relativas a puntos comprendidos en el orden del día de cualquier clase de junta general de conformidad con lo dispuesto en los artículos 33 y 34 de los estatutos.

Artículo 27. Representación en la junta general

1.	Todo accionista que tenga derecho de asistencia podrá hacerse representar en la junta general por medio de otra persona, aunque no sea accionista. La representación se conferirá por escrito o por medios electrónicos.

2.	La representación se conferirá con carácter especial para cada junta, salvo cuando el representante sea el cónyuge, ascendiente o descendiente del representado, o cuando aquél ostente poder general conferido en documento público con facultades para administrar el patrimonio que tuviere el representado en territorio nacional.

3.	En el caso de que los administradores u otra persona por cuenta o en interés de cualquiera de ellos hubieran formulado solicitud pública de representación, el administrador que la obtenga no podrá ejercitar el derecho de voto correspondiente a las acciones representadas en aquellos puntos en los que se encuentre en conflicto de intereses y, en todo caso, respecto a las decisiones relativas a (i) su nombramiento, reelección o ratificación, destitución, separación o cese como administrador, (ii) el ejercicio de la acción social de responsabilidad dirigida contra él y (iii) la aprobación o ratificación de operaciones de la Sociedad con el administrador de que se trate, sociedades controladas por él o a las que represente o personas que actúen por su cuenta. Se exceptúan los casos en los que el administrador hubiese recibido del representado instrucciones de voto precisas para cada uno de los puntos que se sometan a la junta general con arreglo a lo previsto en la Ley de Sociedades de Capital.

En previsión de la posibilidad de que exista conflicto, la representación podrá conferirse subsidiariamente en favor de otra persona.

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4.	Si la representación se ha obtenido mediante solicitud pública, el documento en que conste el poder deberá contener o llevar anejo el orden del día, la solicitud de instrucciones para el ejercicio del derecho de voto y la indicación del sentido en que votará el representante en caso de que no se impartan instrucciones precisas, sujeto, en su caso, a lo previsto en la ley.

5.	Cuando la representación se confiera o notifique a la Sociedad mediante medios de comunicación a distancia, sólo se reputará válida si se realiza:

a)	mediante entrega o correspondencia postal, haciendo llegar a la Sociedad la tarjeta de asistencia y delegación debidamente firmada y cumplimentada, u otro medio escrito que, a juicio del consejo de administración en acuerdo previo adoptado al efecto, permita verificar debidamente la identidad del accionista que confiere su representación y la del delegado que designa, o

b)	mediante correspondencia o comunicación electrónica con la Sociedad, a la que se acompañará copia en formato electrónico de la tarjeta de asistencia y delegación, en la que se detalle la representación atribuida y la identidad del representado, y que incorpore la firma electrónica u otra clase de identificación del accionista representado, en los términos que fije el consejo de administración en acuerdo adoptado al efecto para dotar a este sistema de representación de las adecuadas garantías de autenticidad y de identificación del accionista representado.

6.	Para su validez, la representación conferida o notificada por cualquiera de los citados medios de comunicación a distancia habrá de recibirse por la Sociedad antes de las veinticuatro horas del tercer día anterior al previsto para la celebración de la junta en primera convocatoria. En el acuerdo de convocatoria de la junta de que se trate, el consejo de administración podrá reducir esa antelación exigida, dándole la misma publicidad que se dé al anuncio de convocatoria. Asimismo, el consejo podrá desarrollar las previsiones anteriores referidas a la representación otorgada a través de medios de comunicación a distancia, de conformidad con lo previsto en el artículo 34.5 siguiente.

7.	La representación es siempre revocable. Para que resulte oponible, la revocación habrá de ser notificada a la Sociedad en los mismos términos previstos para la notificación del nombramiento de representante o de otro modo resultar de la aplicación de las reglas de prelación entre representación, voto a distancia o asistencia personal que se prevean en el correspondiente anuncio de convocatoria. En particular, la asistencia a la junta del representado, ya sea personalmente o por haber emitido el voto a distancia, supone la revocación de cualquier delegación, sea cual sea la fecha de aquélla. La representación quedará igualmente sin efecto por la enajenación de las acciones de que tenga conocimiento la Sociedad.

8.	La representación podrá incluir aquellos puntos que, aun no estando previstos en el orden del día de la convocatoria, puedan ser tratados en la junta por permitirlo la ley. Si la delegación no los incluyera, se entenderá que el accionista representado instruye a su representante para abstenerse en la votación de esos puntos.

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Artículo 28. Lugar y tiempo de celebración

1.	La junta general se celebrará en el lugar que indique la convocatoria dentro del municipio en que tenga su domicilio la Sociedad. No obstante, la junta podrá celebrarse en cualquier otro lugar del territorio nacional si así lo dispone el consejo de administración con ocasión de la convocatoria.

2.	La asistencia a la junta general podrá realizarse bien acudiendo al lugar en que vaya a realizarse la reunión, bien en su caso a otros lugares que haya dispuesto la Sociedad, indicándolo así en la convocatoria, y que se hallen conectados con aquél por sistemas de videoconferencia que permitan el reconocimiento e identificación de los asistentes, la permanente comunicación entre los concurrentes independientemente del lugar en que se encuentren, así como la intervención y emisión del voto. El lugar principal deberá estar situado en el término municipal del domicilio social, no siendo ello necesario para los lugares accesorios. Los asistentes a cualquiera de los lugares se considerarán, a todos los efectos relativos a la junta general, como asistentes a la misma y única reunión. La reunión se entenderá celebrada en donde radique el lugar principal.

3.	Si en la convocatoria no figurase el lugar de celebración, se entenderá que la reunión tendrá lugar en el domicilio social.

Artículo 29. Mesa de la junta general

1.	La mesa de la junta general estará compuesta por su presidente y su secretario.

2.	La junta general será presidida por el presidente del consejo de administración o, en su defecto, por el vicepresidente que lo sustituya según el artículo 44, y a falta de presidente y vicepresidente, por el consejero que designe el consejo de administración.

3.	El presidente estará asistido por el secretario de la junta. Será secretario de la junta general el secretario del consejo de administración, siendo sustituido, en los casos de ausencia, imposibilidad o vacante, por el vicesecretario, y a falta de éste, por el consejero que designe el propio consejo.

4.	Corresponde al presidente declarar la junta válidamente constituida, dirigir las deliberaciones, resolver las dudas que se susciten en el orden del día, poner término a los debates cuando estime suficientemente discutido el asunto y, en general, todas las facultades que sean necesarias para la mejor organización y funcionamiento de la junta general.

Artículo 30. Lista de asistentes

1.	Antes de entrar en el orden del día, se formará la lista de asistentes, en la que se hará constar el nombre de los accionistas presentes y el de los accionistas representados y sus representaciones, así como el número de acciones con que concurren.

A efectos de quórum, las acciones sin voto solo se computarán en los supuestos específicos establecidos en la Ley de Sociedades de Capital.

2.	La lista de asistentes podrá formarse también mediante fichero o incorporarse a un soporte informático. En tales casos se consignará en la propia acta el medio utilizado y se extenderá en la cubierta precintada del fichero o del soporte la oportuna diligencia de identificación firmada por el secretario con el visto bueno del presidente.

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3.	Al final de la lista se determinará el número de accionistas presentes, indicando separadamente los que hayan emitido su voto a distancia, y representados así como el importe del capital del que sean titulares, especificando el que corresponde a los accionistas con derecho a voto.

4.	La lista de asistentes podrá ser consultada en el acto de la junta por cualquier accionista con derecho de asistencia, sin que su pretensión al respecto obligue a demorar o aplazar el normal desarrollo del acto, una vez que el presidente haya declarado la junta legalmente constituida, y sin que sea obligatoria la lectura de la referida lista o la entrega de copia de la misma.

Artículo 31. Derecho de información

1.	Desde el mismo día de publicación de la convocatoria de la junta general y hasta el séptimo día anterior, inclusive, al previsto para su celebración en primera convocatoria, los accionistas podrán solicitar por escrito las informaciones o aclaraciones que estimen precisas o formular por escrito las preguntas que consideren pertinentes acerca de los asuntos comprendidos en el orden del día.

Además, con el mismo plazo y forma, los accionistas podrán solicitar por escrito las aclaraciones que estimen precisas acerca de la información accesible al público que se hubiera facilitado por la Sociedad a la Comisión Nacional del Mercado de Valores desde la celebración de la última junta general, así como del informe del auditor de cuentas de la Sociedad.

En el caso de junta general ordinaria y en los demás supuestos establecidos por la ley, el anuncio de convocatoria indicará lo que proceda respecto del derecho a examinar en el domicilio social y a obtener, de forma inmediata y gratuita, los documentos que han de ser sometidos a la aprobación de la junta y, en su caso, el informe o informes determinados por la ley.

2.	Durante la celebración de la junta general, todo accionista podrá solicitar verbalmente las informaciones o aclaraciones que estime precisas acerca de los asuntos comprendidos en el orden del día o solicitar aclaraciones sobre la información accesible al público que la Sociedad hubiera facilitado a la Comisión Nacional del Mercado de Valores desde la celebración de la última junta general, así como sobre el informe del auditor de cuentas de la Sociedad.

3.	Los consejeros estarán obligados a facilitar la información solicitada conforme a los dos apartados anteriores en la forma y dentro de los plazos previstos por la ley, salvo en los casos en que resulte legalmente improcedente y, en particular, cuando, con anterioridad a la formulación de preguntas concretas por los accionistas, la información solicitada estuviera clara y directamente disponible para todos los accionistas en la página web de la Sociedad bajo el formato pregunta-respuesta, o cuando, a juicio del presidente, la publicidad de esa información perjudique los intereses sociales. Esta última excepción no procederá cuando la solicitud esté apoyada por accionistas que representen, al menos, la cuarta parte del capital.

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Artículo 32. Deliberación de la junta general

1.	Una vez confeccionada la lista de asistentes, el presidente, en su caso, declarará válidamente constituida la junta general y determinará si ésta puede entrar en la consideración de todos los asuntos comprendidos en el orden del día o si, por el contrario, ha de limitarse a algunos de ellos.

2.	El presidente declarará abierta la sesión, someterá a deliberación los asuntos incluidos en el orden del día y dirigirá los debates con el fin de que la reunión se desarrolle de forma ordenada, de acuerdo con lo previsto en el reglamento de la junta y demás normativa aplicable.

3.	Una vez que el asunto se halle suficientemente debatido, el presidente lo someterá a votación.

Artículo 33. Votación

1.	Cada uno de los puntos del orden del día se someterá individualmente a votación.

2.	Por regla general y sin perjuicio de que, a juicio del presidente, puedan emplearse otros sistemas alternativos, la votación de las propuestas de acuerdos a que se refiere el apartado precedente se realizará conforme al procedimiento de votación previsto en el reglamento de la junta y demás normativa aplicable.

Artículo 34. Emisión del voto a distancia

1.	Los accionistas con derecho de asistencia y voto podrán emitir su voto sobre las propuestas relativas a puntos comprendidos en el orden del día de cualquier junta mediante:

(i)	entrega o correspondencia postal, haciendo llegar a la Sociedad la tarjeta de asistencia y voto, debidamente firmada y cumplimentada (en su caso junto con el formulario de voto que al efecto disponga la sociedad) u otro medio escrito que, a juicio del consejo de administración en acuerdo adoptado al efecto, permita verificar debidamente la identidad del accionista que ejerce su derecho al voto; o

(ii)	correspondencia o comunicación electrónica con la Sociedad, a la que se acompañará copia en formato electrónico de la tarjeta de asistencia y voto (en su caso junto con el formulario de voto que al efecto disponga la Sociedad) y en la que figurará la firma electrónica u otra clase de identificación del accionista, en los términos que fije el consejo de administración en acuerdo adoptado al efecto para dotar a este sistema de emisión del voto de las adecuadas garantías de autenticidad y de identificación del accionista que ejercita su voto.

2.	Para su validez, el voto emitido por cualquiera de los citados medios habrá de recibirse por la Sociedad antes de las veinticuatro horas del tercer día anterior al previsto para la celebración de la junta en primera convocatoria. En caso contrario, el voto se tendrá por no emitido. El consejo de administración podrá reducir esa antelación exigida, dándole la misma publicidad que se dé al anuncio de convocatoria.

3.	Los accionistas que emitan su voto a distancia en los términos indicados en este artículo serán considerados como presentes a los efectos de la constitución de la junta general de que se trate. En consecuencia, las delegaciones realizadas con anterioridad a la emisión de este voto se entenderán revocadas y las conferidas con posterioridad se tendrán por no efectuadas.

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4.	El voto emitido a distancia a que se refiere este artículo quedará sin efecto por la asistencia física a la reunión del accionista que lo hubiera emitido o por la enajenación de las acciones de que tenga conocimiento la Sociedad.

5.	El consejo de administración podrá desarrollar las previsiones anteriores estableciendo las instrucciones, reglas, medios y procedimientos para instrumentar la emisión del voto y el otorgamiento de la representación por medios de comunicación a distancia, con adecuación al estado de la técnica y ajustándose en su caso a las normas que se dicten al efecto y a lo previsto en estos estatutos.

Asimismo, el consejo de administración, para evitar posibles duplicidades, podrá adoptar las medidas precisas para asegurar que quien ha emitido el voto a distancia o delegado la representación está debidamente legitimado para ello con arreglo a lo dispuesto en estos estatutos.

Las reglas de desarrollo que adopte el consejo de administración al amparo de lo dispuesto en el presente apartado se publicarán en la página web de la Sociedad.

6.	La asistencia remota a la junta por vía telemática y simultánea y la emisión del voto electrónico a distancia durante la celebración de la junta se regirán por lo establecido en el reglamento de la junta general.

El reglamento de la junta general podrá atribuir al consejo de administración la regulación, con respeto a la ley, los estatutos y el reglamento de la junta, de todos los aspectos procedimentales necesarios, incluyendo, entre otras cuestiones, la antelación mínima con la que se deberá realizar la conexión para considerar al accionista presente, el procedimiento y reglas aplicables para que los accionistas que asistan a distancia puedan ejercitar sus derechos, la antelación al momento de constitución de la junta con la que, en su caso, deberán remitirse las intervenciones y propuestas de acuerdos que deseen formular quienes vayan a asistir por medios telemáticos, los requisitos de identificación exigibles para dichos asistentes a distancia y su influencia en el sistema de formación de la lista de asistentes.

Artículo 35. Adopción de acuerdos

1.	La mayoría necesaria para aprobar un acuerdo requerirá el voto favorable de la mitad más uno de las acciones con derecho a voto presentes o representadas en la junta general. Quedan a salvo los supuestos en los que la ley o estos estatutos sociales estipulen una mayoría superior.

2.	Los asistentes a la junta general tendrán un voto por cada acción que posean o representen. Las acciones sin voto tendrán este derecho en los supuestos específicos de la Ley de Sociedades de Capital.

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Artículo 36. Acta de la junta

1.	El secretario de la junta levantará acta de la sesión, la cual, una vez aprobada, será recogida en el correspondiente libro de actas.

2.	El acta de la junta podrá ser aprobada por la propia junta a continuación de haberse celebrado ésta o, en su defecto y dentro del plazo de quince días, por el presidente y dos interventores, uno en representación de la mayoría y otro de la minoría.

3.	El consejo de administración podrá requerir la presencia de notario para que levante el acta de la junta.

4.	El reglamento de la junta podrá exigir que en todo caso el acta de la junta sea notarial.

5.	La facultad de expedir las certificaciones de las actas y acuerdos de las juntas corresponde al secretario y, en su caso, al vicesecretario, con el visto bueno del presidente o, en su caso, del vicepresidente que le sustituya.

6.	Cualquier accionista que hubiera votado en contra de un determinado acuerdo tiene derecho a que conste en el acta de la junta general su oposición al acuerdo adoptado.

Sección 3ª.- El consejo de administración

Artículo 37. Estructura del consejo de administración

1.	La Sociedad estará administrada por un consejo de administración.

2.	El consejo de administración se regirá por las normas legales que le sean de aplicación y por los presentes estatutos. Asimismo, el consejo aprobará un reglamento del consejo de administración que contendrá normas de funcionamiento y régimen interno en desarrollo de dichas previsiones legales y estatutarias. De la aprobación del reglamento del consejo de administración y de sus modificaciones posteriores se informará a la junta general.

Artículo 38. Facultades de administración y supervisión

1.	El consejo de administración dispone de las más amplias atribuciones para la administración de la Sociedad y, salvo en las materias reservadas a la competencia de la junta general, es el máximo órgano de decisión de la Sociedad.

2.	En todo caso, el consejo asumirá con carácter indelegable aquellas facultades legalmente reservadas a su conocimiento directo, así como aquellas otras necesarias para un responsable ejercicio de la función general de supervisión.

3.	El reglamento del consejo detallará el contenido específico de las funciones reservadas al consejo de administración.

Artículo 39. Facultades de representación

1.	El poder de representación de la Sociedad, en juicio y fuera de él, corresponde al consejo de administración, que actuará colegiadamente.

2.	Asimismo, ostenta el poder de representación de la Sociedad el presidente del consejo.

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3.	El secretario del consejo y, en su caso, el vicesecretario, tienen las facultades representativas necesarias para elevar a público y solicitar la inscripción registral de los acuerdos de la junta general y del consejo de administración.

4.	Lo dispuesto en este artículo se entiende sin perjuicio de cualesquiera otros apoderamientos que se puedan realizar, tanto generales como especiales.

Artículo 40. Creación de valor para el accionista

1.	El consejo de administración y sus órganos delegados ejercitarán sus facultades y, en general, desempeñaran sus cargos con el fin de maximizar el valor de la empresa en interés de los accionistas.

2.	El consejo de administración velará, asimismo, para que la sociedad cumpla fielmente la legalidad vigente, respete los usos y buenas prácticas de los sectores o países donde ejerza su actividad y observe los principios de responsabilidad social que hubiera aceptado voluntariamente.

Artículo 41. Composición cuantitativa del consejo

1.	El consejo de administración estará integrado por un mínimo de catorce y un máximo de veintidós miembros nombrados por la junta general.

2.	Corresponde a la junta general determinar, dentro del rango establecido en el apartado anterior, el número de miembros del consejo. Dicho número podrá quedar fijado también indirectamente, en virtud de los propios acuerdos de nombramiento o revocación de consejeros de la junta general.

Artículo 42. Composición cualitativa del consejo

1.	La junta general procurará que el consejo de administración quede conformado de manera tal que los consejeros externos o no ejecutivos representen una amplia mayoría sobre los consejeros ejecutivos y que dentro de aquéllos haya un número razonable de consejeros independientes. Asimismo, la junta general procurará que el número de consejeros independientes represente al menos un tercio del total de consejeros.

2.	Lo dispuesto en el apartado anterior no afecta a la soberanía de la junta general, ni merma la eficacia del sistema proporcional, que será de obligada observancia cuando se produzca la agrupación de acciones con arreglo a lo previsto en la Ley de Sociedades de Capital.

3.	A efectos de lo previsto en estos estatutos, los términos consejero externo, consejero dominical, consejero independiente y consejero ejecutivo tendrán el significado que se les atribuya en estos estatutos o que precise el reglamento del consejo de administración.

Artículo 43. El presidente del consejo

1.	El presidente del consejo de administración será elegido entre los miembros del órgano de administración.

2.	Corresponde al presidente convocar el consejo de administración y dirigir los debates.

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Artículo 44. El vicepresidente del consejo

1.	El consejo de administración designará de entre sus miembros, por tiempo indefinido, uno o varios vicepresidentes, que serán correlativamente numerados.

2.	El vicepresidente o vicepresidentes, por el orden correlativo establecido, y en su defecto, el consejero que corresponda por el orden de numeración establecido por el consejo sustituirá al presidente en caso de ausencia, imposibilidad o indisposición.

Artículo 45. El secretario del consejo

1.	El secretario del consejo de administración será siempre el secretario general de la sociedad.

2.	Corresponde al secretario cuidar de la legalidad formal y material de las actuaciones del consejo, velar por la observancia de las recomendaciones de buen gobierno asumidas por la Sociedad y garantizar que los procedimientos y reglas de gobierno sean respetados y regularmente revisados.

3.	El consejo de administración podrá nombrar un vicesecretario para que asista al secretario del consejo y lo sustituya en el desempeño de sus funciones en caso de ausencia, imposibilidad o indisposición.

4.	En caso de ausencia o imposibilidad, el secretario y vicesecretario del consejo podrán ser sustituidos por el consejero que, entre los asistentes a la correspondiente sesión, designe el propio consejo. El consejo podrá también acordar que tal sustituto accidental sea cualquier empleado de la Sociedad.

5.	El secretario general desempeñará igualmente la secretaría de todas las comisiones del consejo.

Artículo 46. Reuniones del consejo de administración

1.	El consejo se reunirá con la periodicidad necesaria para el adecuado desempeño de sus funciones, previa convocatoria del presidente. El presidente deberá convocar el consejo a iniciativa propia o a petición de, al menos, tres consejeros.

2.	El orden del día se aprobará por el consejo en la propia reunión. Todo miembro del consejo podrá proponer la inclusión de cualquier otro punto no incluido en el proyecto de orden del día que el presidente proponga al consejo.

3.	A las reuniones del consejo podrá asistir cualquier persona invitada por el presidente.

Artículo 47. Desarrollo de las sesiones

1.	El consejo quedará válidamente constituido cuando concurran, presentes o representados, más de la mitad de sus miembros.

2.	Cuando los consejeros no puedan asistir personalmente, podrán delegar para cada sesión y por escrito en cualquier otro consejero para que les represente en aquélla a todos los efectos.

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3.	El consejo podrá celebrarse en varias salas simultáneamente, siempre y cuando se asegure por medios audiovisuales o telefónicos la interactividad e intercomunicación entre ellas en tiempo real y, por tanto, la unidad de acto. En este caso, se hará constar en la convocatoria el sistema de conexión y, de resultar aplicable, los lugares en que están disponibles los medios técnicos necesarios para asistir y participar en la reunión. Los acuerdos se considerarán adoptados en el lugar donde esté la presidencia.

4.	Excepcionalmente, si ningún consejero se opone a ello, podrá celebrarse el consejo por escrito y sin sesión. En este último caso, los consejeros podrán remitir sus votos y las consideraciones que deseen hacer constar en el acta por correo electrónico.

5.	Salvo en los casos en que específicamente se requiera una mayoría superior por disposición legal, estatutaria o del reglamento del consejo, los acuerdos se adoptarán por mayoría absoluta de los consejeros asistentes, presentes y representados. El presidente tendrá voto de calidad para decidir los empates.

6.	Los acuerdos que adopte el consejo se consignarán en actas firmadas por el presidente y el secretario. Los acuerdos del consejo se acreditarán mediante certificación expedida por el secretario del consejo o, en su caso, por el vicesecretario, con el visto bueno del presidente o, en su caso, del vicepresidente.

7.	Estarán facultados permanentemente, de manera solidaria e indistinta, para elevar a documento público los acuerdos del consejo de administración el presidente, el o los vicepresidentes, el o los consejeros delegados, y el secretario del consejo, todo ello sin perjuicio de las autorizaciones expresas previstas en la normativa aplicable.

Sección 4ª. Delegación de facultades del consejo

Artículo 48. El presidente ejecutivo

1.	El presidente del consejo de administración tendrá la condición de presidente ejecutivo del Banco y será considerado como superior jerárquico de la Sociedad, investido de las atribuciones necesarias para el ejercicio de esta autoridad. En atención a su particular condición, al presidente ejecutivo le corresponderán, entre otras que se establezcan en los presentes estatutos o en el reglamento del consejo, las siguientes funciones:

a)	Velar por que se cumplan los estatutos sociales y se ejecuten fielmente los acuerdos de la junta general y del consejo de administración.

b)	Ejercer la alta inspección del Banco y de todos sus servicios.

c)	Despachar con el consejero delegado y con la dirección general para informarse de la marcha de los negocios.

2.	El consejo de administración delegará en el presidente todas sus facultades, salvo las que sean legalmente indelegables o las que no puedan ser delegadas en virtud de lo dispuesto en los presentes estatutos o en el reglamento del consejo.

3.	La designación del presidente se hará por tiempo indefinido y requerirá el voto favorable de dos tercios de los componentes del consejo.

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Artículo 49. Otros consejeros delegados

1.	Con independencia de lo previsto en el artículo anterior, el consejo podrá designar de su seno otro u otros consejeros delegados, otorgándoles las facultades que estime convenientes. En ningún caso podrán ser objeto de delegación las facultades que la ley, los presentes estatutos o el reglamento del consejo reserven al conocimiento del consejo en pleno.

2.	La atribución al presidente y a cualquier otro miembro del consejo de facultades ejecutivas permanentes, generales o sectoriales, distintas de las de supervisión y decisión colegiada propias del mero consejero, podrá realizarse en virtud de delegación orgánica, por medio de apoderamientos generales o a través de otros títulos contractuales y se acordará por una mayoría de dos tercios del consejo. Los miembros del consejo destinatarios de dichas facultades tendrán la consideración de consejeros ejecutivos.

El acuerdo de atribución o delegación determinará la extensión de las facultades que se confieren al consejero ejecutivo, las retribuciones que le corresponden por este concepto y los demás términos y condiciones de la relación, que se incorporarán al oportuno contrato.

Artículo 50. Comisiones del consejo de administración

1.	Sin perjuicio de las delegaciones de facultades que se realicen a título individual al presidente o a cualquier otro consejero y de la facultad que le asiste para constituir comisiones delegadas por áreas específicas de actividad, el consejo de administración constituirá en todo caso una comisión ejecutiva, con delegación de facultades decisorias generales, y una comisión delegada de riesgos, con facultades delegadas básicamente en materia de riesgos.

2.	El consejo podrá asimismo constituir comisiones con funciones de supervisión, información, asesoramiento y propuesta en las materias propias de su competencia, debiendo en todo caso constituir una comisión de auditoría y cumplimiento y una comisión de nombramientos y retribuciones.

3.	El funcionamiento de las comisiones del consejo se regirá, en lo no previsto en estos estatutos, por lo previsto en el reglamento del consejo.

Sección 5ª. Comisiones del consejo de administración

Artículo 51. La comisión ejecutiva

1.	La comisión ejecutiva estará compuesta por un mínimo de cinco y un máximo de doce consejeros. El presidente del consejo de administración será, asimismo, presidente de la comisión ejecutiva.

2.	La delegación permanente de facultades en la comisión ejecutiva y los acuerdos de nombramiento de sus miembros requerirán el voto favorable de al menos dos tercios de los componentes del consejo de administración.

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3.	La delegación permanente de facultades del consejo de administración a favor de la comisión ejecutiva comprenderá todas las facultades del consejo, salvo las que sean legalmente indelegables o las que no puedan ser delegadas en virtud de lo dispuesto en los presentes estatutos o en el reglamento del consejo.

4.	La comisión ejecutiva se reunirá cuantas veces sea convocada por su presidente o vicepresidente que le sustituya.

5.	La comisión ejecutiva informará al consejo de administración de los asuntos y decisiones adoptadas en sus sesiones y pondrá a disposición de los miembros del consejo copia de las actas de dichas sesiones.

Artículo 52. La comisión delegada de riesgos

1.	El consejo de administración constituirá una comisión delegada de riesgos, que tendrá carácter ejecutivo, a la que se encomendarán facultades relativas a la gestión de riesgos.

2.	La comisión delegada de riesgos estará compuesta por un mínimo de cuatro y un máximo de seis consejeros.

3.	El reglamento del consejo regulará la composición, el funcionamiento y las competencias de la comisión delegada de riesgos.

4.	La delegación de facultades en la comisión delegada de riesgos y los acuerdos de nombramiento de sus miembros requerirán el voto favorable de, al menos, dos tercios de los componentes del consejo.

Artículo 53. La comisión de auditoría y cumplimiento

1.	La comisión de auditoría y cumplimiento estará formada por un mínimo de tres y un máximo de siete consejeros, todos externos o no ejecutivos, con una mayoritaria representación de consejeros independientes.

2.	Los integrantes de la comisión de auditoría y cumplimiento serán designados por el consejo de administración teniendo presentes los conocimientos, aptitudes y experiencia en materia de contabilidad, auditoría o gestión de riesgos de los consejeros.

3.	La comisión de auditoría y cumplimiento deberá estar, en todo caso, presidida por un consejero independiente en el que, además, concurran conocimientos y experiencia en materia de contabilidad, auditoría o gestión de riesgos. El presidente de la comisión de auditoría y cumplimiento deberá ser sustituido cada cuatro años, pudiendo ser reelegido una vez transcurrido el plazo de un año desde su cese.

4.	Las competencias de la comisión de auditoría y cumplimiento serán, como mínimo:

(i)	Informar, a través de su presidente y/o su secretario, en la junta general de accionistas sobre las cuestiones que en ella planteen los accionistas en materias de su competencia.

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(ii)	Supervisar la eficacia del control interno del Banco, la auditoría interna y los sistemas de gestión de riesgos, así como discutir con el auditor de cuentas las debilidades significativas del sistema de control interno detectadas en el desarrollo de la auditoría.

(iii)	Supervisar el proceso de elaboración y presentación de la información financiera regulada.

(iv)	Proponer al consejo de administración, para su sometimiento a la junta general, el nombramiento del auditor de cuentas, de acuerdo con la normativa aplicable a la Sociedad.

(v)	Establecer las oportunas relaciones con el auditor de cuentas para recibir información sobre aquellas cuestiones que puedan poner en riesgo la independencia de éstos, para su examen por la comisión de auditoría y cumplimiento, y cualesquiera otras relacionadas con el proceso de desarrollo de la auditoría de cuentas, así como aquellas otras comunicaciones previstas en la legislación de auditoría de cuentas y en las normas de auditoría.

En todo caso, la comisión de auditoría y cumplimiento deberá recibir anualmente del auditor de cuentas la confirmación escrita de su independencia frente a la Sociedad o entidades vinculadas a ésta directa o indirectamente, así como la información de los servicios adicionales de cualquier clase prestados a estas entidades por el citado auditor, o por las personas o entidades vinculados a éste de acuerdo con lo dispuesto en la Ley 19/1988, de 12 de julio, de Auditoría de Cuentas.

(vi)	Emitir anualmente, con carácter previo a la emisión del informe de auditoría de cuentas, un informe en el que se expresará una opinión sobre la independencia del auditor de cuentas. Este informe deberá pronunciarse, en todo caso, sobre la prestación de los servicios adicionales a que hace referencia el apartado (v) anterior.

5.	La comisión de auditoría y cumplimiento se reunirá cuantas veces sea convocada por acuerdo de la propia comisión o de su presidente y, al menos, cuatro veces al año, estando obligado a asistir a sus reuniones y a prestarle su colaboración y acceso a la información de que disponga cualquier miembro del equipo directivo o del personal de la Sociedad que sea requerido a tal fin, y pudiendo requerir también la asistencia del auditor de cuentas. Una de sus reuniones estará destinada necesariamente a evaluar la eficiencia y el cumplimiento de las reglas y procedimientos de gobierno de la Sociedad y a preparar la información que el consejo ha de aprobar e incluir dentro de la documentación pública anual.

6.	La comisión de auditoría y cumplimiento quedará válidamente constituida con la asistencia, presentes o representados, de, al menos, la mitad de sus miembros; y adoptará sus acuerdos por mayoría de los asistentes, presentes o representados, siendo de calidad el voto de su presidente. Los miembros de la comisión podrán delegar su representación en otro de ellos. Los acuerdos de la comisión de auditoría y cumplimiento se llevarán en un libro de actas, que será firmado, para cada una de ellas, por el presidente y el secretario.

7.	El reglamento del consejo desarrollará el régimen de la comisión de auditoría y cumplimiento previsto en este artículo.

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Artículo 54. La comisión de nombramientos y retribuciones

1.	Se constituirá una comisión de nombramientos y retribuciones, a la que se encomendarán facultades generales de propuesta e informe en materia retributiva y de nombramientos y ceses de consejeros.

2.	La comisión de nombramientos y retribuciones estará formada por un mínimo de tres y un máximo de siete consejeros, todos externos o no ejecutivos, con una mayoritaria representación de consejeros independientes.

3.	Los integrantes de la comisión de nombramientos y retribuciones serán designados por el consejo de administración, teniendo presentes los conocimientos, aptitudes y experiencia de los consejeros y los cometidos de la comisión.

4.	La comisión de nombramientos y retribuciones deberá estar en todo caso presidida por un consejero independiente.

5.	El reglamento del consejo regulará la composición, el funcionamiento y las competencias de la comisión de nombramientos y retribuciones.

Sección 6ª. Estatuto del consejero

Artículo 55. Duración del cargo

1.	Los cargos se renovarán anualmente por terceras partes, siguiéndose para ello el turno determinado por la antigüedad en aquéllos, según la fecha y orden del respectivo nombramiento. Es decir, la duración del cargo de consejero será de tres años. Los consejeros cesantes podrán ser reelegidos.

2.	Los consejeros designados por cooptación podrán ser ratificados en su cargo en la primera junta general que se celebre con posterioridad a su designación.

3.	El consejero que termine su mandato o por cualquier otra causa cese en el desempeño de su cargo no podrá prestar servicios en otra entidad competidora durante el plazo de dos años.

El consejo de administración, si lo considera oportuno, podrá dispensar al consejero saliente de esta obligación o acortar el periodo de su duración.

Artículo 56. Cese de los consejeros

1.	Los consejeros cesarán en el cargo cuando haya transcurrido el periodo para el que fueron nombrados, y cuando lo decida la junta general en uso de las atribuciones que tiene conferidas. En el primer caso, el cese será efectivo el día en que se reúna la primera junta general posterior a la fecha de vencimiento del periodo de su nombramiento, o hubiese transcurrido el término legal para la convocatoria de la junta que hubiese de resolver sobre la aprobación de cuentas del ejercicio anterior.

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2.	Los consejeros deberán poner su cargo a disposición del consejo de administración y formalizar la correspondiente dimisión si éste, previo informe de la comisión de nombramientos y retribuciones, lo considera conveniente, en los casos que puedan afectar negativamente al funcionamiento del consejo o al crédito y reputación de la Sociedad y, en particular, cuando se hallen incursos en alguno de los supuestos de incompatibilidad o prohibición legalmente previstos.

Artículo 57. Responsabilidad del consejero

1.	Los consejeros responderán frente a la Sociedad, frente a los accionistas y frente a los acreedores sociales del daño que causen por actos u omisiones contrarios a la ley o a estos estatutos o por los realizados incumpliendo los deberes inherentes al desempeño del cargo.

2.	Responderán solidariamente todos los miembros del consejo de administración que realizó el acto o adoptó el acuerdo lesivo, menos los que prueben que, no habiendo intervenido en su adopción y ejecución, desconocían su existencia o, conociéndola, hicieron todo lo conveniente para evitar el daño o, al menos, se opusieron expresamente a aquél.

3.	En ningún caso exonerará de responsabilidad la circunstancia de que el acto o acuerdo lesivo haya sido adoptado, autorizado o ratificado por la junta general.

Artículo 58. Retribución de los consejeros

1.	Los consejeros tendrán derecho a percibir una retribución por el ejercicio de las funciones que les corresponde desarrollar en virtud de su designación como meros miembros del consejo de administración, sea por la junta general de accionistas o sea por el propio consejo en virtud de sus facultades de cooptación.

2.	La retribución a que se refiere el apartado anterior se abonará en concepto de participación en el beneficio y como atención estatutaria. Dicha retribución tendrá dos componentes: (a) una asignación anual y (b) dietas de asistencia. Las dietas de asistencia se abonarán anticipadamente a cuenta del beneficio del ejercicio.

La determinación concreta del importe que corresponda por los conceptos anteriores a cada uno de los consejeros será hecha por el consejo de administración. A tal efecto, tendrá en cuenta los cargos desempeñados por cada consejero en el propio órgano colegiado y su pertenencia y asistencia a las distintas comisiones.

El importe conjunto de las retribuciones comprendidas en este apartado será equivalente al uno por ciento del beneficio del ejercicio de la Sociedad, si bien el propio consejo podrá acordar reducir dicho porcentaje de participación en los años en que así lo estime justificado.

3.	Además del sistema de retribución previsto en los apartados anteriores, los consejeros tendrán derecho a ser retribuidos mediante la entrega de acciones, o mediante la entrega de derechos de opción sobre las mismas o mediante retribución referenciada al valor de las acciones, siempre y cuando la aplicación de alguno de estos sistemas de retribución sea acordada previamente por la junta general de accionistas. Dicho acuerdo determinará, en su caso, el número de acciones a entregar, el precio de ejercicio de los derechos de opción, el valor de las acciones que se tome como referencia y el plazo de duración del sistema de retribución.

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4.	Con independencia de lo previsto en los apartados anteriores, los consejeros tendrán derecho a percibir las remuneraciones (sueldos, incentivos, bonuses, pensiones, seguros y compensaciones por cese) que, previa propuesta de la comisión de nombramientos y retribuciones y por acuerdo del consejo de administración, se consideren procedentes por el desempeño en la Sociedad de otras funciones, sean de consejero ejecutivo o de otro tipo, distintas de las de supervisión y decisión colegiada que desarrollan como meros miembros del consejo.

5.	La Sociedad contratará un seguro de responsabilidad civil para sus consejeros en las condiciones usuales y proporcionadas a las circunstancias de la propia Sociedad.

Artículo 59. Transparencia del régimen retributivo de los consejeros

1.	El consejo de administración aprobará anualmente un informe sobre la política de remuneraciones de los consejeros, que incluirá información completa, clara y comprensible sobre (i) el resumen global de la aplicación de dicha política durante el ejercicio anterior, incluyendo el detalle de las retribuciones individuales devengadas por cada uno de los consejeros en el indicado ejercicio, (ii) la política aprobada por el consejo para el año en curso y (iii) la prevista, en su caso, para años futuros. Este informe se pondrá a disposición de los accionistas con ocasión de la convocatoria de la junta general ordinaria y se someterá a votación de la misma con carácter consultivo y como punto separado del orden del día. El contenido del informe se regulará en el reglamento del consejo.

2.	En la memoria anual se informará de forma individualizada de las retribuciones percibidas por cada consejero, con expresión de las cantidades correspondientes a cada concepto retributivo. También se harán constar en la memoria, de forma individualizada y por cada uno de los conceptos, las retribuciones que correspondan, de conformidad con los artículos 49 y 58.4, a las funciones ejecutivas encomendadas a los consejeros ejecutivos de la Sociedad.

Sección 7ª. Informe sobre gobierno corporativo y página web

Artículo 60. Informe anual de gobierno corporativo

1.	El consejo de administración elaborará un informe anual de gobierno corporativo que prestará especial atención (i) al grado de seguimiento de las recomendaciones en materia de buen gobierno contenidas en los informes oficiales; (ii) al funcionamiento de la junta general y desarrollo de las sesiones; (iii) a las operaciones vinculadas y a las operaciones intragrupo; (iv) a la estructura de propiedad de la Sociedad; (v) a la estructura de la administración de la Sociedad; y (vi) a los sistemas de control del riesgo.

2.	El informe anual de gobierno corporativo será puesto a disposición de los accionistas en la página web de la Sociedad no más tarde de la fecha de publicación de la convocatoria de la junta general ordinaria que haya de resolver sobre las cuentas anuales correspondientes al ejercicio al que se refiera el indicado informe.

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Artículo 61. Página web

1.	La Sociedad tendrá una página web (www.santander.com) a través de la cual se informará a sus accionistas, inversores y al mercado en general de los hechos de carácter relevante o significativo que se produzcan en relación con la Sociedad.

2.	El consejo de administración podrá acordar la modificación, la supresión o el traslado de la página web. El acuerdo de modificación, supresión o traslado deberá ser inscrito en el Registro Mercantil y será publicado en el Boletín Oficial del Registro Mercantil, así como en la propia página web modificada, suprimida o trasladada durante los treinta días siguientes a contar desde la inserción del acuerdo en el Boletín Oficial del Registro Mercantil.

3.	Sin perjuicio de cuanta documentación adicional venga exigida por la normativa aplicable, la página web de la Sociedad incluirá, como mínimo, la información y documentos que se recojan en el reglamento del consejo.

4.	En la página web de la Sociedad y con ocasión de la convocatoria de las juntas generales se habilitará un foro electrónico de accionistas, al que podrán acceder con las debidas garantías tanto los accionistas individuales como las asociaciones voluntarias que aquéllos puedan constituir en los términos legalmente previstos, con el fin de facilitar su comunicación con carácter previo a la celebración de las juntas generales. La regulación del foro electrónico de accionistas podrá desarrollarse por el reglamento de la junta general que, a su vez, podrá atribuir al consejo de administración, la regulación de todos los aspectos procedimentales necesarios.

CAPITULO III. OTRAS DISPOSICIONES

Sección 1ª. Las cuentas anuales

Artículo 62. Formulación de las cuentas anuales

1.	El ejercicio social corresponderá al año natural, comenzando el 1 de enero y terminando el 31 de diciembre de cada año.

2.	En el plazo máximo de tres meses, contados a partir del cierre de cada ejercicio social, el consejo de administración formulará las cuentas anuales, que incluyen el balance, la cuenta de pérdidas y ganancias, la memoria, el estado de cambios en el patrimonio y el estado de flujo de efectivo, el informe de gestión, la propuesta de aplicación del resultado así como, en su caso, las cuentas y el informe de gestión consolidados.

3.	El consejo de administración procurará formular las cuentas de manera tal que no haya lugar a salvedades por parte del auditor de cuentas. No obstante, cuando el consejo considere que debe mantener su criterio, explicará públicamente, a través del presidente de la comisión de auditoría y cumplimiento, el contenido y el alcance de la discrepancia y procurará, asimismo, que el auditor de cuentas dé igualmente cuenta de sus consideraciones al respecto.

4.	Las cuentas anuales y el informe de gestión de la Sociedad deberán ser revisados por los auditores de cuentas, designados por la junta general antes de que finalice el ejercicio por auditar, por un periodo determinado que no podrá ser inferior a tres años ni superior a nueve, a contar desde la fecha en que se inicie el primer ejercicio a auditar, pudiendo ser reelegidos por la junta general por periodos máximos de tres años una vez que haya finalizado el periodo inicial.

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Artículo 63. Aprobación de las cuentas y distribución del resultado

1.	Las cuentas anuales se someterán a la aprobación de la junta general de accionistas.

2.	Una vez aprobadas las cuentas anuales, la junta general resolverá sobre la aplicación del resultado del ejercicio.

3.	Sólo podrán repartirse dividendos con cargo al beneficio del ejercicio, o a reservas de libre disposición, si se han cubierto las atenciones previstas por la ley y estos estatutos y el valor del patrimonio neto contable no es o, a consecuencia del reparto, no resulta ser inferior al capital social. Si existiesen pérdidas de ejercicios anteriores que hiciesen que ese valor del patrimonio neto de la Sociedad fuese inferior a la cifra del capital social, el beneficio se destinará a compensar las pérdidas.

4.	La junta general acordará la cuantía, momento y forma de pago de los dividendos, que se distribuirán a los accionistas en proporción al capital que hayan desembolsado.

5.	La junta general y el consejo de administración podrán acordar la distribución de cantidades a cuenta de dividendos, con las limitaciones y cumpliendo con los requisitos establecidos por la ley.

Artículo 64. Dividendo en especie

La junta general podrá acordar que el dividendo sea satisfecho total o parcialmente en especie, siempre y cuando:

(i)	los bienes o valores objeto de distribución sean homogéneos;

(ii)	estén admitidos a cotización en un mercado oficial -en el momento de la efectividad del acuerdo- o quede debidamente garantizada por la Sociedad la obtención de liquidez en el plazo máximo de un año; y

(iii)	no se distribuyan por un valor inferior al que tienen en el balance de la Sociedad.

Artículo 65. Depósito de las cuentas anuales

Dentro del mes siguiente a la aprobación de las cuentas anuales, el consejo de administración presentará, para su depósito en el registro mercantil del domicilio social del Banco, certificación de los acuerdos de la junta general de aprobación de las cuentas anuales y de aplicación del resultado. A la certificación acompañará un ejemplar de cada una de dichas cuentas, así como, en su caso, del informe de gestión y del informe de los auditores de cuentas.

Sección 2ª. Disolución y liquidación de la Sociedad

Artículo 66. Disolución de la Sociedad

La Sociedad se disolverá en los casos y con los requisitos previstos en la legislación vigente.

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Artículo 67. Liquidadores

1.	Disuelta la Sociedad, todos los miembros del consejo de administración con nombramiento vigente e inscrito en el Registro Mercantil quedarán de Derecho convertidos en liquidadores, salvo que la junta general hubiese designado otros liquidadores en el acuerdo de disolución.

2.	En el supuesto de que el número de los consejeros no fuera impar, el consejero de menor edad no asumirá la condición de liquidador.

Artículo 68. Representación de la sociedad disuelta

En caso de disolución de la Sociedad, el poder de representación corresponderá solidariamente a cada uno de los liquidadores.

Artículo 69. Activo y pasivo sobrevenidos

1.	Cancelados los asientos relativos a la Sociedad, si aparecieran bienes sociales los liquidadores deberán adjudicar a los antiguos socios la cuota adicional que les corresponda, previa conversión de los bienes en dinero cuando fuere necesario.

Transcurridos seis meses desde que los liquidadores fueren requeridos para dar cumplimiento a lo establecido en el inciso anterior sin que hubieren adjudicado a los antiguos socios la cuota adicional, o en caso de defecto de liquidadores, cualquier interesado podrá solicitar del juez del último domicilio social el nombramiento de persona que los sustituya en el cumplimiento de sus funciones.

2.	Los antiguos socios responderán solidariamente de las deudas sociales no satisfechas hasta el límite de lo que hubieran recibido como cuota de liquidación, sin perjuicio de la responsabilidad de los liquidadores en caso de dolo o culpa.

3.	Para el cumplimiento de requisitos de forma relativos a actos jurídicos anteriores a la cancelación de los asientos de la Sociedad, o cuando fuere necesario, los antiguos liquidadores podrán formalizar actos jurídicos en nombre de la sociedad extinguida con posterioridad a la cancelación registral de ésta. En defecto de liquidadores, cualquier interesado podrá solicitar la formalización por el juez del domicilio que hubiere tenido la Sociedad.

Sección 3ª. Disposiciones generales

Artículo 70. Fuero

Los accionistas, con renuncia de su fuero propio, quedan expresamente sometidos al fuero judicial del domicilio del Banco.

Artículo 71. Comunicaciones

Sin perjuicio de lo establecido en estos estatutos respecto de la representación, el voto a distancia y la asistencia telemática simultánea a la junta, los actos de comunicación e información, preceptivos o voluntarios, entre la Sociedad, los accionistas y los consejeros, cualquiera que sea el emisor y el destinatario de los mismos, se podrán realizar por medios electrónicos y telemáticos, salvo en los casos expresamente exceptuados por la ley y respetando, en todo caso, las garantías de seguridad y los derechos de los accionistas, a cuyo fin el consejo de administración podrá establecer los mecanismos técnicos y procedimientos oportunos, a los que dará publicidad a través de la página web.

* * *

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BYLAWS OF BANCO SANTANDER, S.A.

CHAPTERI. THE COMPANY AND ITS CAPITAL

Section 1. Name of the Company

Article 1. Corporate name

The name of the Company is BANCO SANTANDER, S.A. (hereinafter, the “Bank” or the “Company”).

The Bank was founded in the city for which it was named, by means of a public instrument executed on 3 March 1856 before notary public Mr. José Dou Martínez; such public instrument was ratified and partially amended by another one dated 21 March 1857 and executed before notary public Mr. José María Olarán, of the above-mentioned capital city.

As a result of the enactment of the Decree-Law dated 19 March 1874, whereby the circulation of a single paper currency was established in Spain, the privilege of issuing paper money which the Bank had and which it had exercised from the date it commenced operations expired. Thus, the Bank became a credit company [“sociedad anónima de crédito”] pursuant to the provisions of the Law dated 19 October 1869. Such credit company took over the assets and liabilities of what had been, until that time, an issuing Bank. All of the foregoing was formalized by public instrument executed on 14 January 1875 before notary public Mr. Ignacio Pérez, of the City of Santander, which public instrument was recorded in the Commercial Registry book of the Trade Promotion Section of the Government of the Province of Santander.

Article 2. Corporate purpose

1.	The corporate purpose of the Company consists of:

a)	The conduct of activities and operations and the provision of services of any kind which are typical of the banking business in general and which are permitted under current law.

b)	The acquisition, possession, enjoyment and disposition of all types of securities.

2.	The activities that make up the corporate purpose may be carried out totally or partially in an indirect manner, in any of the manners permitted by Law and, in particular, through the ownership of shares or the holding of interests in Companies whose purpose is identical, similar, incidental or supplemental to such activities.

Article 3. Registered office and other offices

1.	The registered office of the Bank is located in the city of Santander, Paseo de Pereda, numbers 9-12.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2.	The board of directors may resolve to change the location of the registered office within the same municipal area.

Article 4. Commencement of activities and duration

1.	The Company commenced its activities on 20 August 1857.

2.	The duration of the Company is indefinite.

Section 2. Share capital and shares

Article 5. Share capital

1.	The share capital is 5,404,800,290.50 euros.

2.	The share capital is represented by 10,809,600,581 shares having a nominal value of fifty euro cents each, all of which belong to the same class and series.

3.	All the shares have been fully paid-up.

Article 6. Form of the shares

1.	The shares are represented in book-entry form and are governed by the Securities Market Law [Ley del Mercado de Valores] and such other provisions as may be applicable.

2.	The book-entry registry of the Company shall be maintained by the entity or entities charged by the law with such duty.

The entity in charge of the book-entry registry shall notify the Bank of transactions involving the shares and the Bank shall keep its own stock ledger with the name of the shareholders.

3.	The person whose name appears as the holder in the entries in the records of the entity in charge of the book-entry registry shall be deemed the legitimate holder thereof, and therefore, such person may request from the Bank the benefits to which the shares entitle them.

4.	In the event of persons or entities formally acting as shareholders under a fiduciary agreement, trust, or any other similar title, the Bank may require such persons to provide the particulars of the beneficial owners of the shares, as well as information regarding all acts entailing the transfer of such shares or the creation of liens thereon.

Article 7. Shareholders’ rights

1.	Shares confer on the lawful holders thereof the status of shareholder and give them the rights set forth in the law and in these bylaws and, specifically, the following:

a)	The right to share in the distribution of corporate earnings and in the net assets resulting from liquidation.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

b)	The pre-emptive right to subscribe to the issuance of new shares or debentures convertible into shares.

c)	The right to attend and vote at the General Shareholders’ Meetings and to challenge corporate resolutions.

d)	The right to receive information.

2.	Shareholders shall exercise their rights vis-à-vis the Company with loyalty and good faith.

3.	In such manner as is set forth in legal and administrative provisions, the Company shall not acknowledge the exercise of voting and related rights arising from interests in the Company held by persons who acquire shares thereof in violation of mandatory legal rules of any type or rank. Likewise, the Company shall make public, in such manner as determined by the above-mentioned regulations, the interest held by the shareholders in the capital of the Company, whenever the circumstances requiring such publication arise.

Article 8. Unpaid subscriptions

1.	Unpaid subscription amounts on partially paid-up shares shall be paid up by the shareholders at the time determined by the board of directors, within five years of the date of the resolution providing for the capital increase. The manner and other details of such payment shall be determined by the resolution providing for the capital increase.

2.	Without prejudice to the effects of default as set forth by law, any late payment of unpaid subscriptions shall bear, for the benefit of the Bank, such interest as is provided by law in respect of late payments, starting from the day when payment is due and without any judicial or extra-judicial demand being required. In addition, the Bank shall be entitled to bring such legal actions as may be permitted by law in these cases.

Article 9. Non-voting shares

1.	The Company may issue non-voting shares for a nominal amount of not more than one half of the paid-up share capital.

2.	Non-voting shares shall attribute to the holders thereof the rights established in the resolution for the issuance thereof, in accordance with law and by means of an appropriate amendment of the bylaws.

Article 10. Redeemable shares

1.	The Company may, on the terms established by law, issue redeemable shares for a nominal amount not to exceed one-fourth of its share capital.

2.	Redeemable shares shall give the holders thereof the rights that are established in the resolution providing for the issuance thereof, in accordance with law and by means of the appropriate bylaw amendment.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Article 11. Co-ownership

1.	Each share is indivisible.

2.	Shares that are jointly owned shall be registered in the respective book-entry registry in the name of all co-owners. However, the co-owners of a share shall appoint a single person to exercise shareholder rights and shall be jointly and severally liable to the Company for all obligations entailed by the status of shareholders.

The same rule shall apply in all other instances of co-ownership of rights over shares.

3.	In the case of usufruct of shares, the status of shareholder lies with the bare owner, but theusufructuary shall in every case be entitled to receive the dividends the Company resolvesto distribute during the usufruct. The bare owner shall exercise all other shareholder rights.

The usufructuary has the obligation to facilitate the exercise of such rights by the bare owner.

4.	If the shares are pledged, the owner thereof shall be entitled to exercise shareholder rights. The pledgee shall have the obligation to facilitate the exercise of such rights.

In the event that the owner fails to comply with his obligation to pay unpaid contribution amounts, the pledgee may perform such obligation himself or foreclose on the pledge.

5.	In all other cases of limited in rem rights on shares, voting and related rights shall be exercised by the direct owner thereof.

Article 12. Transfer of shares

1.	Shares and the economic rights attaching thereto, including pre-emptive rights, may be transferred by any means permitted by Law.

2.	New shares may not be transferred until the capital increase is registered with the Commercial Registry.

3.	Shares shall be transferred by means of book-entries.

4.	The registration of the transfer in favor of the transferee shall have the same effect as the delivery of the securities.

5.	The creation of limited in rem rights or other liens on shares shall be registered in the respective account of the book-entry registry.

6	Registration of the pledge is equivalent to transfer of title.

Section 3. Capital increase and reduction

Article 13. Capital increase

Capital increases may be effected by issuing new shares or by increasing the par value of existing shares and, in both cases, the consideration therefore may consist of non monetary or monetary contributions, including the set-off of receivables, or of the transformation of available profits or reserves. Capital increases may be made partly with a charge to new contributions and partly with a charge to unappropriated profits or reserves.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Article 14. Authorized capital

1.	The shareholders acting at the general shareholders’ meeting may delegate to the board of directors the power to resolve, on one or more occasions, to increase the share capital up to a specified amount, at the time and in the amount it may decide and within the limits established by the law. Such delegation may include the power to exclude pre-emptive rights.

2.	The shareholders at the general shareholders’ meeting may also delegate to the board of directors the power to determine the date on which the adopted resolution to increase the share capital is to be implemented and to set the terms thereof regarding all matters not specified by the shareholders at the general shareholders’ meeting.

Article 15. Exclusion of pre-emptive rights

1.	The shareholders acting at the general shareholders’ meeting or the board of directors approving an increase in share capital, as the case may be, may resolve to exclude the pre-emptive rights of the shareholders to further the best interests of the Company.

2.	The pre-emptive rights of existing shareholders shall be excluded when the capital increase is due to the conversion of debentures into shares, the merger of another company into the Company or of all or part of the assets split off from another company, or when the Company has made a tender offer for securities the consideration for which consists, in whole or in part, of securities to be issued by the Company or, in general, when the increase is carried out in consideration for non-cash contributions.

Article 16. Capital reduction

1.	Capital reductions may be effected by reducing the par value of the shares or by repurchasing them or dividing them into groups for exchange. Capital reductions may be effected in order to return the value of contributions, to release unpaid subscriptions, establish or increase reserves or to restore the balance between the share capital and net assets.

2.	In the event of a capital reduction to return contributions, payment to shareholders may be made in kind in whole or in part, provided the three conditions set forth in Article 64 are concurrently met.

Section 4. Issuance of debentures and other securities

Article 17. Issuance of debentures

The Company may issue debentures on the terms and with the limits established by law.

Article 18. Convertible and exchangeable debentures

1.	Convertible and/or exchangeable debentures may be issued at a fixed (determined or determinable) or variable exchange ratio.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2.	The pre-emptive rights of the shareholders in connection with the issuance of convertible debentures may be excluded as provided by law.

3.	The shareholders acting at a general shareholders’ meeting may delegate to the board of directors the power to issue simple or convertible and/or exchangeable debentures, including, if applicable, the power to exclude preemptive rights. The board of directors may make use of this delegation on one or more occasions within a maximum period of five years. The shareholders acting at a general shareholders’ meeting may also authorize the board of directors to determine the time when the issuance approved is to be carried out and to set the other terms not specified in the resolution of the shareholders.

Article 19. Issuance of other securities

1.	The Company may issue notes, warrants, preferred stock or other negotiable securities other than those described in the preceding articles.

2.	The shareholders acting at a general shareholders’ meeting may delegate to the board of directors the power to issue such securities. The board of directors may exercise such delegated power on one or more occasions and during a maximum period of five years.

3.	The shareholders at a general shareholders’ meeting may likewise authorize the board of directors to determine the time when the issuance approved is to be effected, and to set all other terms not specified in the resolution adopted at the general shareholders’ meeting, on the terms established by law.

CHAPTER II. GOVERNANCE OF THE COMPANY

Section 1. Corporate decision-making bodies

Article 20. Distribution of powers

1.	The corporate decision-making bodies of the Company are the shareholders acting at a general shareholders’ meeting and the board of directors.

2.	The general shareholders’ meeting has the power to decide on all matters assigned to it by the law or the bylaws. Specifically and merely by way of example, it has the following powers:

(i)	To appoint and remove the directors and to ratify or revoke the interim appointments of such directors made by the board itself, as well as to examine and approve their performance;

(ii)	To appoint and remove the auditors and liquidators;

(iii)	To commence claims for liability against directors, liquidators and auditors;

(iv)	To approve, if appropriate, the annual accounts and corporate management and adopt resolutions on the allocation of results, as well as to approve, also if appropriate, the consolidated annual accounts;

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(v)	To adopt resolutions on the issuance of debentures or other fixed-income securities, any capital increase or reduction, the transformation, merger or splitoff, the overall assignment of assets and liabilities, the relocation of the registered office abroad and the dissolution of the Company and, in general, any amendment of the bylaws;

(vi)	To authorize the board of directors to increase the share capital, pursuant to the provisions of the Spanish Capital Corporations Law and of these bylaws;

(vii)	To authorize the acquisition of the Company’s own stock;

(viii)	To decide on the exclusion or limitation of pre-emptive rights, without prejudice to the possibility of delegating this power to the directors as provided by law;

(ix)	To decide upon matters submitted to the shareholders at the general shareholders’ meeting by resolution of the board of directors;

(x)	To decide on the application of compensation systems consisting of the delivery of shares or rights thereto, as well as any other compensation system referenced to the value of the shares, regardless of who the beneficiary of such compensation systems may be;

(xi)	To approve the subsidiarization or contribution to subsidiaries of the operating assets of the Company, thus turning the Company into a mere holding company;

(xii)	To approve, if applicable, the acquisition or disposition of assets whenever, because of the quality and volume thereof, they entail an actual change of the corporate purpose; and

(xiii)	To approve transactions whose effect is tantamount to the liquidation of the Company.

3.	The powers not assigned by law or the bylaws to the shareholders acting at a general shareholders’ meeting shall be exercised by the board of directors.

Section 2. General shareholders’ meeting

Article 21. Regulations applicable to the general shareholders’ meeting

1.	The shareholders acting at the general shareholders’ meeting are the sovereign decisionmaking body of the Company, and the resolutions adopted thereat bind all of the shareholders, including those who are absent, dissent, abstain from voting or do not have the right to vote, all without prejudice to the rights and actions granted to them by the law.

2.	The general shareholders’ meeting shall be governed by the provisions of the bylaws and the law. The legal and bylaw regulation of the meeting shall be further developed and supplemented by the Rules and regulations for the general shareholders’ meeting, which shall contain detailed provisions regarding the call to meeting, the preparation of, provision of information prior to, attendance at and progress of the Meeting and the exercise of political rights by the shareholders thereat. The rules and regulations shall be approved by the shareholders at a meeting at the proposal of the board of directors.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Article 22. Types of general shareholders’ meetings

1.	General shareholders’ meetings may be ordinary or extraordinary.

2.	The ordinary general shareholders’ meeting must be held within the first six months of each fiscal year in order for the shareholders to review corporate management, approve the annual accounts from the prior fiscal year, if appropriate, and resolve upon the allocation of profits or losses from such fiscal year, to approve, if appropriate, the consolidated annual accounts, without prejudice to their competence to deliberate and resolve on any other matter included in the agenda. An ordinary general shareholders’ meeting shall still be valid even if called or held outside of the applicable time period.

3.	Any general shareholders’ meeting not provided for in the foregoing sub-section shall be deemed an extraordinary general shareholders’ meeting.

4.	All general shareholders’ meetings, whether ordinary or extraordinary, shall be subject to the same rules regarding procedure and powers of the shareholders thereat. The foregoing shall be without prejudice to the specific rules for extraordinary general shareholders’ meetings established by law or the bylaws.

Article 23. Power and duty to call a meeting

1.	The board of directors must call a general shareholders’ meeting:

(a)	When required pursuant to the provisions applicable to the ordinary general shareholders’ meeting as set forth in the preceding article.

(b)	When so requested by shareholders holding at least five percent of share capital, and such request sets forth the matters to be addressed at the meeting; in such case, the general shareholders’ meeting must be called by the board of directors to be held within two months of the date on which a notarial request for such purpose is submitted to the board.

(c)	When it deems it appropriate in the interest of the Company.

2.	The board of directors shall prepare the agenda, which shall necessarily include the matters requested to be addressed.

3.	If the ordinary general shareholders’ meeting is not called within the statutory time period, it may be called, at the request of the shareholders and upon notice thereof being given to the directors, by a judge of the place where the registered office is located, who shall also designate the person who is to preside over such Meeting.

Article 24. Call of a general shareholders’ meeting

1.	Notice of all types of meetings shall be given by means of a public announcement in the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain, on the website of the National Securities Market Commission and on the Company’s website (www.santander.com), at least one month prior to the date set for the Meeting, except in those instances in which a different period is established by law.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2.	Shareholders representing at least five percent of the share capital may request the publication of a supplement to the call to meeting including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if appropriate, by a substantiated proposal for a resolution. For such purposes, shareholders shall indicate the number of shares held or represented by them. This right must be exercised by means of verifiable notice that must be received at the registered office within five days of the publication of the call to Meeting. The supplement to the call shall be published at least fifteen days in advance of the date set for the meeting.In no event may this right be exercised in connection with the call to extraordinary general shareholders’ meetings.

3.	An extraordinary general shareholders’ meeting may be called at least fifteen days in advance of the date set for such meeting by means of a prior resolution expressly adopted at an ordinary general shareholders’ meeting by shareholders representing at least two-thirds of the subscribed capital carrying voting rights. Such resolution shall not remain in effect beyond the date set for the holding of the next ordinary general shareholders’ meeting.

Article 25. Establishment of the general shareholders’ meeting

1.	The general shareholders’ meeting shall be validly established on first call if the shareholders present in person or by proxy hold at least twenty-five percent of the subscribed share capital carrying the right to vote. On second call, the meeting shall be validly established regardless of the capital in attendance.

However, if the shareholders are called upon to deliberate on amendments to the bylaws, including the increase and reduction of share capital, on the transformation, merger, split-off, the overall assignment of assets and liabilities, the relocation of the registered office abroad, on the issuance of debentures or on the exclusion or limitation of pre-emptive rights, the required quorum on first call shall be met by the attendance of shareholders representing at least fifty percent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the general meeting shall be held upon second call.

When shareholders representing less than fifty percent of the subscribed share capital with the right to vote are in attendance, the resolutions mentioned in the preceding paragraph may only be validly adopted with the favorable vote of two-thirds of the share capital present or represented at the meeting.

2.	Shareholders casting their vote from a distance shall be deemed present for the purposes of constituting a quorum for the meeting in question.

3.	In the event that, in order to validly adopt a resolution regarding one or more of the items on the agenda for the general shareholders’ meeting, applicable law or these bylaws require the presence of a particular quorum and such quorum is not met, the agenda shall be reduced to such other items thereon as do not require such quorum in order for resolutions to be validly adopted.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Article 26. Right to attend the Meeting

1.	The holders of any number of shares registered in their name in the respective bookentry registry five days prior to the date on which the general shareholders’ meeting is to be held and who are current in the payment of pending subscriptions shall be entitled to attend general shareholders’ meetings.

In order to attend the general shareholders’ meeting, one must obtain the corresponding name-bearing attendance card to be issued with reference to the list of shareholders having such right.

2.	The directors must attend general shareholders’ meetings, but their attendance shall not be required for the meeting to be validly established.

3.	The Chairman of the general shareholders’ meeting may give economic journalists and financial analysts access to the Meeting and, in general, may authorize the attendance of any person he deems fit. However, the shareholders may revoke any such authorization.

4.	Shareholders having the right to attend may cast their vote regarding proposals relating to items included in the agenda for any kind of general shareholders’ meeting, pursuant to the provisions of Articles 33 and 34 of these bylaws.

Article 27. Attendance at the general shareholders’ meeting by proxy

1.	All shareholders having the right to attend the meeting may be represented at a general shareholders’ meeting by giving their proxy to another person, even if such person is not a shareholder. The proxy shall be granted in writing or by electronic means.

2.	Proxies shall be granted specially for each meeting, except where the representative is the spouse or an ascendant or descendant of the shareholder giving the proxy, or where the proxy-holder holds a general power of attorney executed as a public instrument with powers to manage the assets of the represented party in the Spanish territory.

3.	If the directors or another person acting on behalf or in the interest of any of them have made a public solicitation for proxies, the director or other person obtaining such proxy may not exercise the voting rights attaching to the represented shares in connection with any items in respect of which the director or such other person is subject to a conflict of interest, and in any event in connection with decisions relating to (i) his appointment, re-election or ratification, removal, dismissal or withdrawal as director, (ii) the institution of a derivative action [acción social deresponsabilidad] against him, or (iii) the approval or ratification of transactions between the Company and the director in question, companies controlled or represented by him, or persons acting for his account. The foregoing provisions shall not apply to those cases in which a director has received precise voting instructions from the represented party with respect to each of the items submitted to the shareholders at the general shareholders’ meeting, as provided by the Spanish Capital Corporations Law.

In contemplation of the possibility that a conflict arises, a proxy may be granted to another person in the alternative.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

4.	If the proxy has been obtained by means of public solicitation, the document evidencing the proxy must contain or have the agenda attached thereto, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of the law.

5.	When a proxy is granted or notified to the Company by remote means of communication, it shall only be deemed valid if the grant is made:

a)	by hand-delivery or postal correspondence, sending the Company the duly signed and completed attendance and proxy card, or by other written means that, in the judgment of the board of directors recorded in a resolution adopted for such purpose, allows for due confirmation of the identity of the shareholder granting the proxy and of the representative being appointed, or

b)	by electronic correspondence or communication with the Company, including an electronic copy of the attendance and proxy card; such electronic copy shall specify the representation being granted and the identity of the party represented, and shall include the electronic signature or other form of identification of the shareholder being represented, in accordance with the conditions set by the board of directors recorded in a resolution adopted for such purpose in order to ensure that this system of representation includes adequate assurances regarding authenticity and the identity of the shareholder represented.

6.	In order to be valid, a proxy granted or notified by any of the foregoing means of remote communication must be received by the Company before midnight of the third day prior to the date the shareholders’ meeting is to be held on first call. In the resolution approving the call to the meeting in question, the board of directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting. Pursuant to the provisions of Article 34.5 below, the board may further develop the foregoing provisions regarding proxies granted by remote means of communication.

7.	A proxy is always revocable. In order to be enforceable, the revocation of a proxy must be notified to the Company by complying with the same requirements established for notification of the appointment of a representative or otherwise result from application of the rules of priority among proxy-granting, distance voting and personal attendance at the meeting that are set forth in the respective announcement of the call to meeting. In particular, attendance at the shareholders’ meeting, whether physically or by casting a distance vote, shall entail the revocation of any proxy that may have been granted, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Company becomes aware.

8.	The proxy may include items which, even if not included in the agenda, may be discussed at the shareholders’ meeting because the law so permits. If the proxy does not include such items, it shall be deemed that the shareholder granting the proxy instructs his representative to abstain when such items are put to the vote.

Article 28. Place and time of the Meeting

1.	The general shareholders’ meeting shall be held at the place indicated in the call to meeting, within the municipal area where the Company’s registered office is located. However, the meeting may be held at any other place within Spain if so resolved by the board of directors on occasion of the call to meeting.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2.	The general shareholders’ meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting. The principal place of the meeting must be located in the municipal area of the Company’s registered office, but supplemental locations need not be so located. For all purposes relating to the general shareholders’ meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting. The meeting shall be deemed to be held at the principal location thereof.

3.	If the place of the meeting is not specified in the call to meeting, it shall be deemed that it will be held at the registered office.

Article 29. Presiding committee of the general shareholders’ meeting

1.	The Presiding Committee (Mesa) of the general shareholders’ meeting shall be comprised of its chairman and secretary.

2.	The chairman of the board of directors or, in his absence, the vice chairman serving in his stead pursuant to Article 44, and in the absence of both the chairman and the vice chairman, the director designated by the board of directors, shall preside over general shareholders’ meetings.

3.	The chairman shall be assisted by the secretary for the meeting. The secretary of the board of directors shall serve as secretary for the general shareholders’ meeting. In the event of absence, impossibility to act or vacancy of the secretary, the vice secretary shall serve in his stead, and in the absence of the vice secretary, the director designated by the board itself shall act as secretary.

4.	The chairman shall declare the existence of a valid quorum for the shareholders’ meeting, direct the debate, resolve any questions that may arise in connection with the agenda, end the debate when he deems that an issue has been sufficiently discussed, and in general, exercise all powers necessary for the proper organization and progress of the general shareholders’ meeting.

Article 30. List of attendees

1.	Before the agenda is taken up, the list of attendees shall be prepared, setting forth the name of the shareholders present and that of the shareholders represented and their proxies, as well as the number of shares they hold.

For purposes of a quorum, non-voting shares shall only be counted in the specific cases established in the Spanish Capital Corporations Law.

2.	The list of attendees may also be prepared by means of a file or be supported by computer media. In such cases, the means used shall be set forth in the minutes, and the sealed cover of the file or media shall show the appropriate identification procedure signed by the secretary with the approval of the chairman.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

3.	At the end of the list, the number of shareholders present in person and by proxy shall be determined, indicating separately those who have voted from a distance, as well as the amount of share capital they hold, specifying the capital represented by shareholders with voting rights.

4.	During the meeting, any shareholder entitled to attend the shareholders’ meeting may consult the list of attendees, provided, however, that such request shall not require delaying or postponing the meeting once the chairman has called it to order and that the chairman shall not be required to read the list or provide copies thereof.

Article 31. Right to receive information

1.	From the same date of publication of the call to the general shareholders’ meeting through and including the seventh day prior to the date provided for the Meeting to be held on first call, the shareholders may request in writing such information or clarifications as they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda.

In addition, upon the same prior notice and in the same manner, the shareholders may request in writing such clarifications as they deem are necessary regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last general shareholders’ meeting, and regarding the report submitted by the Company’s auditor.

In the case of the ordinary general shareholders’ meeting and in such other cases as are established by law, the notice of the call to meeting shall contain appropriate information with respect to the right to examine at the Bank’s registered office, and to obtain immediately and free of charge, the documents to be submitted for approval by the shareholders acting at the meeting and any reports required by the law.

2.	During the course of the general shareholders’ meeting, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda or request clarifications regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last general shareholders’ meeting and regarding the report submitted by the Company’s auditor.

3.	The directors shall be required to provide the information requested under the provisions of the two preceding sub-sections in the manner and within the periods provided by the law, except in those cases in which it is legally inadmissible and, in particular, when, prior to specific questions being asked by the shareholders, the information requested has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s website, or when the chairman believes that the publication of such information may prejudice the corporate interest. This last exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

Article 32. Deliberations at the general shareholders’ meeting

1.	Once the list of attendees has been prepared, the chairman shall, if appropriate, declare the general shareholders’ meeting to be validly established and shall determine whether the shareholders at the Meeting may address all of the matters included in the agenda or should instead limit themselves to addressing some of them.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2.	The chairman shall call the meeting to order, submit to a debate the matters included in the agenda, and direct the debate in a manner such that the meeting progresses in an orderly fashion, pursuant to the provisions of the rules and regulations for the general shareholders’ meeting and other applicable regulations.

3.	Once a matter has been sufficiently debated, the chairman shall submit it to a vote.

Article 33. Voting

1.	Each item on the agenda shall be separately submitted to a vote.

2.	As a general rule, and without prejudice to the possibility of using other alternative means as determined by the chairman, the voting on the proposed resolutions referred to in the preceding sub-section shall be carried out in accordance with the voting procedure contemplated in the rules and regulations for the general shareholders’ meeting and other applicable regulations.

Article 34. Distance voting

1.	Shareholders entitled to attend and to vote may cast their vote on proposals relating to items on the agenda for any general shareholders’ meeting by the following means:

(i)	by hand-delivery or postal correspondence, sending the Company the duly signed attendance and voting card (together with the ballot form, if any, provided by the company), or other written means that, in the judgment of the board of directors recorded in a resolution adopted for such purpose, allows for the due verification of the identity of the shareholder exercising his voting rights; or

(ii)	by electronic correspondence or communication with the Company, which shall include an electronic copy of the attendance and voting card (together with the ballot form, if any, provided by the Company); such electronic copy shall include the shareholder’s electronic signature or other form of identification of the shareholder, in accordance with the conditions set by the board of directors recorded in a resolution adopted for such purpose to ensure that this voting system includes adequate assurances regarding authenticity and the identity of the shareholder exercising his vote.

2.	In order to be valid, a vote cast by any of the aforementioned means must be received by the Company before midnight on the third day prior to the date the shareholders’ meeting is to be held on first call. Otherwise, the vote shall be deemed not to have been cast. The board of directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.

3.	Shareholders casting their vote from a distance pursuant to the provisions of this article shall be deemed present for the purposes of constituting a quorum for the general shareholders’ meeting in question. Therefore, any proxies granted prior to the casting of such vote shall be deemed revoked and any such proxies thereafter granted shall be deemed not to have been granted.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

4.	Any vote cast from a distance as set forth in this article shall be rendered void by physical attendance at the Meeting by the shareholder who cast such vote or by a transfer of shares of which the Company becomes aware.

5.	The board of directors may expand upon the foregoing provisions, establishing such instructions, rules, means and procedures to document the casting of votes and grant of proxies by remote means of communication as may be appropriate, in accordance with the state of technology and conforming to any regulations issued in this regard and to the provisions of these bylaws.

Furthermore, in order to prevent potential deception, the board of directors may take any measures required to ensure that anyone who has cast a distance vote or granted a proxy is duly empowered to do so pursuant to the provisions of these bylaws.

Any implementing rules adopted by the board of directors pursuant to the provisions hereof shall be published on the Company’s website.

6.	Remote attendance at the shareholders’ meeting via simultaneous teleconference and the casting of a remote, electronic vote shall be governed by the rules and regulations for the general meeting.

The rules and regulations for the general meeting may give the board of directors the power to set regulations regarding all required procedural aspects, including, among other issues, how early a shareholder must connect in order to be deemed present, the procedure and rules applicable for shareholders attending remotely to exercise their rights, the length of the period, if any, prior to the meeting within which those who will attend by means of data transmission must send their participation statements and proposed resolutions, the identification that may be required of such remote attendees, and their impact on how the list of attendees is compiled, all in compliance with the Law, the bylaws and the rules and regulations for the general shareholders’ meeting.

Article 35. Approval of resolutions

1.	The majority required to approve a resolution shall be obtained with the favorable vote of one-half plus one of the voting shares present or represented at the general shareholders’ meeting. Excepted from the foregoing shall be those instances in which the law or these bylaws require a greater majority.

2.	The attendees at the general shareholders’ meeting shall have one vote for each share which they hold or represent. Non-voting shares shall have the right to vote in the specific cases laid down in the Spanish Capital Corporations Law.

Article 36. Minutes of the meeting

1.	The secretary for the meeting shall draw up the minutes of the meeting, which, once approved, shall be recorded in the corresponding minute book.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2.	The minutes of the meeting may be approved by the shareholders after the meeting has been held, or otherwise within a period of fifteen days by the chairman and two inspectors, one on behalf of the majority and the other on behalf of the minority.

3.	The board of directors may request the presence of a notary to draw up minutes of the meeting.

4.	The rules and regulations for the general shareholders’ meeting may require that the minutes of the general shareholders’ meeting be notarized in all cases.

5.	The secretary, and if applicable, the vice secretary, with the approval of the chairman, or if applicable, of the vice chairman acting in his stead, shall have the power to issue certifications of the minutes of the meetings and of the resolutions adopted by the shareholders thereat.

6.	Any shareholder that has voted against a particular resolution shall be entitled to have its opposition to the resolution adopted recorded in the minutes of the general shareholders’ meeting.

Section 3. The board of directors

Article 37. Structure of the board of directors

1.	The Company shall be managed by a board of directors.

2.	The board of directors shall be governed by such legal provisions as are applicable thereto and by these bylaws. In addition, the board shall approve a set of rules and regulations of the board of directors, which shall contain rules of operation and internal organization by way of further development of the aforementioned legal and bylaw provisions. The shareholders at a general shareholders’ meeting shall be informed of the approval of the rules and regulations of the board of directors and of any subsequent amendments thereto.

Article 38. Management and supervisory powers

1.	The board of directors has the widest powers to manage the company, and except for those matters exclusively within the purview of the shareholders at a general shareholders’ meeting, is the highest decision-making body of the company.

2.	Notwithstanding the foregoing, the board shall exercise, without the power of delegation, such powers as are reserved for it by law, as well as such other powers as are required for a responsible discharge of the general duty of supervision.

3.	The rules and regulations of the board shall set forth a detailed description of the responsibilities reserved for the board of directors.

Article 39. Powers of representation

1.	The power to represent the company, in court and out of court, is vested in the board of directors acting collectively.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2.	The chairman of the board also has the power to represent the company.

3.	The secretary of the board and the vice secretary, if any, have the necessary representative powers to convert into public instruments the resolutions adopted by the shareholders at a general shareholders’ meeting and the resolutions of the board and to apply for registration thereof.

4.	The provisions of this article are without prejudice to any other powers of attorney, whether general or special, that may be granted.

Article 40. Creation of shareholder value

1.	The board of directors and its representative decision-making bodies shall exercise their powers and, in general, perform their duties with a view to maximizing the value of the company in the interest of the shareholders.

2.	Additionally, the board shall ensure that the Company faithfully complies with applicable law, respects the uses and good practices of the industries or countries where it carries out its activities and observes the additional principles of social responsibility that it has voluntarily accepted.

Article 41. Quantitative composition of the board

1.	The board of directors shall be composed of not less than fourteen and not more than twenty-two members, appointed by the shareholders acting at a general shareholders’ meeting.

2.	It falls upon the shareholders at a general shareholders’ meeting to set the number of members of the board within the aforementioned range. Such number may be set indirectly by the resolutions adopted by the shareholders at a general shareholders’ meeting whereby directors are appointed or their appointment is revoked.

Article 42. Qualitative composition of the board

1.	The shareholders at the general shareholders’ meeting shall endeavor to ensure that the board of directors is made up such that external or non-executive directors represent a large majority over executive directors, and that a reasonable number of the former are independent directors. The shareholders at the general shareholders’ meeting shall likewise endeavor to ensure that independent directors represent at least one-third of the total number of directors.

2.	The provisions of the preceding paragraph do not affect the sovereignty of the shareholders acting at the general shareholders’ meeting or detract from the effectiveness of the proportional system, which shall be mandatory whenever there is a voting trust pursuant to the provisions of the Spanish Capital Corporations Law.

3.	For purposes of these bylaws, the terms external director, proprietary director, independent director and executive director shall have the meaning ascribed to such terms in these bylaws or in the rules and regulations of the board of directors.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Article 43. Chairman of the board

1.	The chairman of the board shall be chosen from among its members.

2.	The chairman of the board shall call board of directors’ meetings and direct debate thereat.

Article 44. Vice chairman of the board

1.	The board shall also designate one or more vice chairmen who, if more than one, shall be numbered consecutively.

2.	The vice chairman or vice chairmen, in the established numerical sequence, and in the their absence, the appropriate director according to a numerical sequence established by the board of directors, shall replace the chairman in the event of absence or impossibility to act or illness.

Article 45. Secretary of the board

1.	The secretary of the board of directors shall always be the general secretary of the company.

2.	The secretary shall ensure the formal and substantive legality of all action taken by the board, ensure observance of the good governance recommendations adopted by the company and ensure that governance procedures and rules are observed and regularly reviewed.

3.	The board of directors may appoint a vice secretary in order that he shall assist the secretary of the board of directors or replace him in the event of absence, impossibility to act or illness.

4.	In the event of absence or impossibility to act, the secretary and the vice secretary of the board may be replaced by the director appointed by the board itself from among the directors present at the meeting in question. The board may also resolve that any employee of the company act as such interim replacement.

5.	The general secretary shall also be the secretary of all the committees of the board.

Article 46. Meetings of the board of directors

1.	The board shall meet with the frequency required for the proper performance of its duties, and shall be called to meeting by the chairman. The chairman shall call board meetings on his own initiative or at the request of at least three directors.

2.	The agenda shall be approved by the board at the meeting itself. Any board member may propose the inclusion of any other item not included in the draft agenda proposed by the chairman to the board.

3.	Any person invited by the chairman may attend board meetings.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Article 47. Conduct of the meetings

1.	Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy.

2.	When unable to attend in person, the directors may grant a proxy to another director, for each meeting and in writing, in order that the latter shall represent them at the meeting for all purposes.

3.	Board meetings may be held in several rooms at the same time, provided interactivity and intercommunication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting at all such rooms is thereby ensured. In such case, the connection system and, if applicable, the places where the technical means required to attend and participate in the meeting are available shall be set forth in the call to meeting. Resolutions shall be deemed to have been adopted at the place where the chairman is.

4.	On an exceptional basis, and provided no director is opposed thereto, the board may also act in writing and without a meeting. In this latter case, the directors may cast their votes and make such comments as they wish to have recorded in the minutes by e-mail.

5.	Except in those cases in which a greater majority is specifically required pursuant to a provision of the law, the bylaws or the rules and regulations of the board, resolutions shall be adopted by an absolute majority of the directors present in person or by proxy. The chairman shall have a tie-breaking vote.

6.	All resolutions adopted by the board of directors shall be recorded in minutes authorized under the signature of the chairman and the secretary. Board of directors’ resolutions shall be evidenced by means of a certificate issued by the secretary of the board or by the vice secretary, as the case may be, with the approval of the chairman or the vice chairman, as applicable.

7.	Any of the chairman, the vice chairman or vice chairmen, the managing director(s) and the secretary of the board, acting severally, shall have standing powers to have the resolutions of the board of directors converted into a public instrument, all without prejudice to the express authorizations established in applicable laws and regulations.

Section 4. Delegation of the powers by the board

Article 48. The executive chairman

1.	The chairman of the board of directors shall have the status of executive chairman of the Bank and shall be considered as the highest executive in the Company, vested with such powers as are required to hold office in such capacity. Considering his particular status, the executive chairman shall have the following powers and duties, among others set forth in these bylaws or in the rules and regulations of the board:

a)	To ensure that the bylaws are fully complied with and that the resolutions adopted at the general shareholders’ meeting and by the board of directors are duly carried out.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

b)	To be responsible for the overall inspection of the Bank and all services thereof.

c)	To hold discussions with the managing director and the general managers in order to inform himself of the progress of the business.

2.	The board of directors shall delegate to the chairman all its powers, except for those that are legally non-delegable or that may not be delegated pursuant to the provisions of these bylaws or the rules and regulations of the board.

3.	The chairman shall be appointed to hold office for an indefinite period and shall require the favorable vote of two-thirds of the members of the board.

Article 49. Other managing directors

1.	Regardless of the provisions of the preceding article, the board may appoint from among its members one or more managing directors, granting them such powers as it deems appropriate. The powers which the law, these bylaws or the rules and regulations of the board reserve for the board sitting as a full body may under no circumstances be delegated.

2.	The assignment to the chairman and to any other member of the board of executive standing powers, either general or relating to an specific sector, other than the supervisory and collective decision-making powers inherent in the position of director may be made by organic delegation, by means of general powers of attorney or through other types of agreements and shall be approved by a two-thirds majority of the board. The members of the board to whom such powers are delegated shall be deemed to be executive directors.

The resolution whereby such powers are assigned or delegated shall determine the scope of the powers granted to the executive director, the compensation he is to receive and all other terms and conditions of the relationship, which shall be included in the respective contract.

Article 50. Committees of the board of directors

1.	Without prejudice to such powers as may be delegated individually to the chairman or any other director and to the power of the board of directors to establish committees for each specific area of business, the board of directors shall establish an executive committee, to which general decision-making powers shall be delegated, and a risk committee, to which powers shall be delegated primarily in connection with risks.

2.	The board may also establish committees with supervisory, reporting, advisory and proposal-making powers in connection with the matters within their scope of authority, and must in any event establish an audit and compliance committee and an appointments and remuneration committee.

3.	To the extent not provided for in these bylaws, the operation of the committees of the board shall be governed by the provisions of the rules and regulations of the board.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Section 5. Committees of the board of directors

Article 51. Executive committee

1.	The executive committee shall consist of a minimum of five and a maximum of twelve directors. The chairman of the board of directors shall also be the chairman of the executive committee.

2.	Any permanent delegation of powers to the executive committee and all resolutions adopted for the appointment of its members shall require the favorable vote of not less than two-thirds of the members of the board of directors. 3. The permanent delegation of powers by the board of directors to the executive committee shall include all of the powers of the board, except for those which cannot legally be delegated or which may not be delegated pursuant to the provisions of these bylaws or of the rules and regulations of the board.

4.	The executive committee shall meet as many times as it is called to meeting by its chairman or by the vice chairman replacing him.

5.	The executive committee shall report to the board of directors on the affairs discussed and the decisions made at its meetings and shall make available to the members of the board a copy of the minutes of such meetings.

Article 52. Risk committee

1.	The board of directors shall establish a risk committee, which shall be executive in nature, to which risk management powers shall be entrusted.

2.	The risk committee shall be composed of a minimum of four and a maximum of six directors.

3.	The rules and regulations of the board shall govern the composition, operation and powers of the risk committee.

4.	The delegation of powers to the risk committee and the resolutions appointing the members thereof shall require the affirmative vote of not less than two-thirds of the members of the board.

Article 53. Audit and compliance committee

1.	The audit and compliance committee shall consist of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive, with independent directors having majority representation.

2.	The members of the audit and compliance committee shall be appointed by the board of directors, taking into account the directors’ knowledge, skills and experience in the areas of accounting, auditing or risk management.

3.	The audit and compliance committee must in all events be presided over by an independent director, who shall also be knowledgeable about and experienced in matters of accounting, auditing or risk management. The chairman of the audit and compliance committee shall be replaced every four years, and may be re-elected once after the passage of one year from the date on which his term of office expired.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

4.	The audit and compliance committee shall have at least the following powers and duties:

(i)	Have its chairman and/or secretary report to the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers.

(ii)	Supervise the effectiveness of the Bank’s internal control, the internal audit and the risk management systems, and discuss with the auditor any significant weaknesses detected in the internal control system during the conduct of the audit.

(iii)	Supervise the process of preparation and submission of regulated financial information.

(iv)	Propose to the board of directors, for submission by it to the shareholders at the general shareholders’ meeting the appointment of the auditor, pursuant to the rules and regulations applicable to the Company.

(v)	Establish appropriate relationships with the auditor to receive information on those issues that might jeopardize the independence thereof, for examination by the audit and compliance committee, and on any other issues relating to the financial statements audit process, as well as maintain such other communication as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations.

In any event, the audit and compliance committee shall receive annually from the auditor written confirmation of its independence in relation to the Company or to entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditor or by persons or entities related thereto, pursuant to the provisions of Law 19/1988, of 12 July, on Audit of Financial Statements.

(vi)	Issue, on an annual basis and prior to the issuance of the auditor’s report, a report stating an opinion on the independence of the auditor. Such report shall, in all cases, contain an opinion regarding the provision of the additional services mentioned in subsection (v) above.

5.	The audit and compliance committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Company’s personnel shall, when so required, attend the meetings of the audit and compliance committee, provide it with his cooperation and make available to it such information as he may have in his possession. The audit and compliance committee may also require that the auditor attend such meetings. One of its meetings shall be devoted to evaluating the efficiency of and compliance with the rules and procedures for governance of the Company and preparing the information that the board is to approve and include in the annual public documents.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

6.	Meetings of the audit and compliance committee shall be validly held when at least one half of its members are present in person or by proxy. The committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have a tie-breaking vote. The committee members may grant a proxy to another member. The resolutions of the audit and compliance committee shall be recorded in a minute book, and every one of such minutes shall be signed by the chairman and the secretary.

7.	The rules and regulations of the board shall further develop the rules applicable to the audit and compliance committee established in this article.

Article 54. Appointments and remuneration committee

1.	An appointments and remuneration committee shall be established and entrusted with general proposal-making and reporting powers on matters relating to compensation, appointment and withdrawal of directors.

2.	The appointments and remuneration committee shall be composed of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive directors, with independent directors having majority representation.

3.	The members of the appointments and remuneration committee shall be appointed by the board of directors taking into account the directors’ knowledge, skills and experience and the responsibilities of the committee.

4.	The appointments and remuneration committee must in all events be presided over by an independent director.

5.	The rules and regulations of the board of directors shall govern the composition, operation and powers and duties of the appointments and remuneration committee.

Section 6. Status of Directors

Article 55. Term of office

1.	One-third of the board shall be renewed every year, following the order established by the length of service on the board, according to the date and order of the respective appointment. This means that the term of office of directors shall be of three years. Outgoing directors may be re-elected.

2.	The directors who have been designated by interim appointment to fill vacancies may be ratified in their position at the first general shareholders’ meeting that is held following such designation.

3.	A director who ends his term of office or, for any other reason, ceases to act as such, shall, for a term of two years, be barred from serving in another entity that is a competitor of the company.

The board of directors, may, if it deems it appropriate, relieve the outgoing director from this restriction or reduce it to a lesser period.

Article 56. Withdrawal of directors

1.	Directors shall cease to hold office upon the expiration of the term of office for which they have been appointed, and when it is so resolved by the shareholders at the general shareholders’ meeting in the exercise of the powers granted to them. In the first case, such withdrawal from office shall take effect on the date of the first general shareholders’ meeting following the date of expiration of the term of office for which they were appointed, or upon expiration of the statutory period for calling the general shareholders’ meeting that is to resolve on the approval of the financial statements for the prior fiscal year.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2.	The directors shall tender their resignation to the board of directors and formally resign from their position if the board, upon the prior report of the appointments and remuneration committee, deems it appropriate, in those cases that might adversely affect the operation of the board or the credit and reputation of the Company and, particularly, when they are prevented by any legal prohibition against or incompatibility with holding such office.

Article 57. Liability of directors

1.	The directors shall be liable to the Company, to the shareholders, and to the Company’s creditors for any damage they may cause by acts or omissions contrary to law or to the bylaws or by any acts or omissions contrary to the duties inherent in the exercise of their office.

2.	All the members of the board of directors that carried out such act or adopted the prejudicial resolution shall be jointly and severally liable, except for those members who can prove that, not having participated in the adoption and execution of such act or resolution, they were unaware of its existence, or, if aware of it, did all that was appropriate to avoid the damage caused, or at least expressly opposed it.

3.	Under no circumstances shall the fact that the prejudicial act or resolution was approved, authorized or ratified by the shareholders at the general shareholders’ meeting be considered grounds for a release from liability.

Article 58. Compensation of directors

1.	The directors shall be entitled to receive compensation for performing the duties entrusted to them by reason of their appointment as mere members of the board of directors by the shareholders at the general shareholders’ meeting or by the board itself exercising its power to make interim appointments to fill vacancies.

2.	The compensation referred to in the preceding paragraph shall be paid as a share in profits and bylaw-mandated compensation, and shall have two components: (a) an annual amount and (b) attendance fees. Attendance fees shall be paid in advance on account of the profits for the fiscal year.

The specific amount payable for the above-mentioned items to each of the directors shall be determined by the board of directors. For such purpose, it shall take into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees.

The aggregate amount of the compensation established in this sub-section shall be equal to one percent of the profit of the Company for the fiscal year, provided, however, that the board may resolve that such percentage be reduced in those years in which it so deems justified.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

3.	In addition to the compensation systems set forth in the preceding paragraphs, the directors shall be entitled to receive compensation by means of the delivery of shares or option rights thereon, or by any other compensation system referenced to the value of shares, provided the application of such compensation systems is previously approved by the shareholders at the general shareholders’ meeting. Such resolution shall determine, as the case may be, the number of shares to be delivered, the exercise price of the options, the value of the shares used as a reference and the duration of such compensation system.

4.	Independently of the provisions of the preceding paragraphs, the directors shall also be entitled to receive such other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the appointments and remuneration committee and upon resolution by the board of directors, may be considered appropriate in consideration for the performance of other duties in the Company, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as members of the board.

5.	The Company shall take out liability insurance for its directors on such terms as are customary and commensurate with the circumstances of the Company itself.

Article 59. Transparency of the director compensation system

1.	The board of directors shall, on an annual basis, approve a report on the director compensation policy, which shall include complete, clear and understandable information regarding (i) the overall summary of the application of such policy during the last fiscal year, including a breakdown of the individual compensation accrued by each director during such fiscal year, (ii) the policy approved by the board for the current year and (iii) the policy, if any, planned for future years. This report shall be made available to the shareholders when the ordinary general shareholders’ meeting is called and shall be submitted to a consultative vote thereof as a separate item on the agenda. The contents of the report shall be governed by the provisions of the rules and regulations of the board.

2.	In the annual report, the board shall set forth, on an individual basis, the compensation received by each director, specifying the amounts corresponding to each compensation item. It shall also set forth therein, on an individual basis and for each item of compensation, the compensation payable, pursuant to Articles 49 and 58.4, for the performance of executive duties entrusted to the executive directors of the Company.

Section 7. Corporate governance report and website

Article 60. Annual corporate governance report

1.	The board of directors shall prepare an annual corporate governance report which shall specifically focus on (i) the level of compliance with the good governance recommendations set forth in the official reports; (ii) the conduct of the general shareholders’ meeting and proceedings therein; (iii) related-party transactions and intragroup transactions; (iv) the ownership structure of the Company; (v) the management structure of the Company; and (vi) risk control systems.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2.	The annual corporate governance report shall be made available to the shareholders on the Company’s website no later than the date of publication of the call to the ordinary general shareholders’ meeting that is to review the annual accounts for the fiscal year to which such report refers.

Article 61. Website.

1.	The Company shall have a website (www.santander.com) through which it shall report to its shareholders, investors and the market at large the relevant or significant events that occur in connection with the Company.

2.	The board of directors may approve the amendment, removal or relocation of the website. The amendment, removal or relocation resolution shall be registered with the Commercial Registry and published in the Official Gazette of the Commercial Registry, as well as on the amended, removed or relocated website for thirty days following insertion of the resolution in the Official Gazette of the Commercial Registry.

3.	Without prejudice to any additional documentation required by applicable regulations, the Company’s website shall include at least the information and documents set forth in the rules and regulations of the board.

4.	On occasion of the call to general shareholders’ meetings, an electronic shareholders’ forum shall be enabled for use on the Company’s website, to which both individual shareholders and any voluntary associations that they may create as provided by law will have access, with all due assurances, in order to facilitate their communication prior to the holding of general shareholders’ meetings. The regulations for the electronic shareholders’ forum may be further developed by the rules and regulations for the general shareholders’ meeting, which, in turn, may entrust to the board of directors the regulation of all required procedural aspects.

CHAPTER III. OTHER PROVISIONS

Section 1. Annual accounts

Article 62. Submission of the annual accounts

1.	The company’s fiscal year shall coincide with the calendar year, commencing on 1 January and ending on 31 December of each year.

2.	Within a maximum period of three months from the closing date of each fiscal year, the board of directors shall draft the annual accounts, which shall include the balance sheet, the profit and loss statement, the annual report to the accounts, the statement of changes in the shareholders’ equity and the statement of cash flows, the management report and the proposed allocation of profits or losses, and, if applicable, the consolidated accounts and management report.

3.	The board of directors shall use its best efforts to prepare the accounts such that there is no room for qualifications by the auditor. However, when the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit and compliance committee, of the content and scope of the discrepancy, and shall also endeavor to ensure that the auditor likewise discloses its considerations in this regard.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

4.	The annual accounts and the management report of the Company shall be reviewed by the auditors appointed by the shareholders at the general shareholders’ meeting prior to the end of the fiscal year to be audited, for a specified term which may not be less than three years or greater than nine, from the date of the beginning of the first fiscal year to be audited. The auditors may be re-elected by the shareholders at the general shareholders’ meeting for maximum terms of three years following the expiration of the original term.

Article 63. Approval of the accounts and allocation of results

1.	The annual accounts shall be submitted to the shareholders for approval at the general shareholders’ meeting.

2.	Once the annual accounts have been approved, the shareholders at the general shareholders’ meeting shall resolve on the allocation of the results for the fiscal year.

3.	Dividends may only be distributed out of the earnings for the fiscal year or with a charge to unappropriated reserves, once the payments required by the law and these bylaws have been made and provided the shareholders’ equity disclosed in the accounts is not or, as a result of the distribution, is not reduced to less than the share capital. If there are any losses from prior fiscal years that reduce the Company’s shareholders’ equity below the amount of the share capital, the earnings shall be used to offset such losses.

4.	The shareholders at the general shareholders’ meeting shall decide the amount, time and form of payment of the dividends, which shall be distributed among the shareholders in proportion to their paid-up capital.

5.	The shareholders at the general shareholders’ meeting and the board of directors may make resolutions as to the distribution of interim dividends, subject to such limitations and in compliance with such requirements as are established by the law.

Article 64. Dividends in kind

The shareholders at the general shareholders’ meeting may resolve that dividends be paid in kind in whole or in part, provided that:

(i)	the property or securities to be distributed are of the same nature;

(ii)	they have been admitted to listing on an official market as of the effective date of the resolution, or liquidity is duly guaranteed by the Company within a maximum period of one year; and

(iii)	they are not distributed for a value that is lower than the value at which they are recorded on the Company’s balance sheet.

Article 65. Deposit of the annual accounts

Within the month following the approval of the annual accounts, the board of directors shall file with the commercial registry of the place where the registered office of the Bank is located, for deposit, a certificate setting forth the resolutions adopted at the general shareholders’ meeting approving the annual accounts and setting forth the allocation of results. It shall also attach to such certificate a copy of each of such accounts as well as of the management report, if applicable, and of the auditors’ report.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Section 2. Dissolution and liquidation of the Company

Article 66. Dissolution of the Company

The Company shall be dissolved in the instances and subject to the requirements established by applicable law.

Article 67. Liquidators

1.	Once the Company has been dissolved, all of the members of the board of directors whose appointment is current and registered with the commercial registry shall become liquidators by operation of law, unless the shareholders acting at a general shareholders’ meeting have appointed other liquidators in the resolution providing for the dissolution of the Company.

2.	If there is not an odd number of directors, the youngest director shall not act as liquidator.

Article 68. Representation of the dissolved Company

In the event of dissolution of the Company, each of the liquidators acting jointly and severally shall have the power to represent it.

Article 69. Supervening assets and liabilities

1.	If corporate property appears after the entries relating to the Company have been cancelled, the liquidators shall assign to the former shareholders the additional share to which they may be entitled, for which purpose such property shall be first converted into cash where necessary.

After the passage of six months from the date on which the liquidators were required to comply with the provisions of the foregoing, without the former shareholders having been assigned the additional share, or in the absence of liquidators, any interested party may file a petition with the court of the place where the company’s last registered office was located for the appointment of a person to replace the liquidators in the performance of their duties.

2.	The former shareholders shall be jointly and severally liable for all unpaid corporate liabilities up to the amount of what they may have received as their share in liquidation, without prejudice to the liability of the liquidators in the event of fraudulent or negligent conduct.

3.	In order to comply with formal requirements relating to legal acts performed prior to the cancellation of the entries of the Company, or whenever necessary, the former liquidators may formalize legal acts in the name of the defunct company following its cancellation in the registry. In the absence of liquidators, any interested party may file a petition for formalization by the court of the place where the last registered office of the Company was located.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Section 3. General provisions

Article 70. Forum

The shareholders hereby waive the jurisdiction otherwise applicable to them and expressly submit to the jurisdiction of the courts sitting in the place where the registered office of the Bank is located.

Article 71. Communications

Without prejudice to the provisions of these bylaws with respect to proxy-granting, distance voting, and attendance at shareholders’ meetings via teleconference, any required or voluntary communications and information among the company, its shareholders, and the directors, regardless of the party issuing or receiving them, may be effected by electronic or data-transmission means, except in the cases expressly excluded by the law and respecting at all times the guarantees of security and the rights of shareholders, to which end the board of directors may establish appropriate technical mechanisms and procedures, which it shall publish on the Company’s website.

* * *

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 6, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President